    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 18, 1996


                                                      REGISTRATION NO. 333-12193
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               NEOGEN CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     MICHIGAN                                          38-2367843
             (STATE OF INCORPORATION)                       (IRS EMPLOYER IDENTIFICATION NO.)

                                620 LESHER PLACE
                            LANSING, MICHIGAN 48912
                                 (517) 372-9200
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                          JAMES L. HERBERT, PRESIDENT
                               NEOGEN CORPORATION
                                620 LESHER PLACE
                            LANSING, MICHIGAN 48912
                                 (517) 372-9200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   Copies to:

                  RICHARD C. LOWE                                    DONALD J. KUNZ
      FRASER TREBILCOCK DAVIS & FOSTER, P.C.                 HONIGMAN MILLER SCHWARTZ & COHN
           1000 MICHIGAN NATIONAL TOWER                       2290 FIRST NATIONAL BUILDING
                 LANSING, MI 48933                               DETROIT, MICHIGAN 48226
                  (517) 482-5800                                     (313) 256-7800

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /
    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
 TITLE OF EACH CLASS OF                         PROPOSED             PROPOSED          AMOUNT OF
    SECURITIES TO BE       AMOUNT TO BE    OFFERING PRICE PER   AGGREGATE OFFERING   REGISTRATION
       REGISTERED           REGISTERED          SHARE(1)              PRICE               FEE
--------------------------------------------------------------------------------------------------
Common Stock............   1,725,000(2)         $8.1875           $14,123,437.50       $4,870.15
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 457(c), based on the average of the high and low selling prices as reported by the Nasdaq National Market on September 11, 1996.

(2) Includes 225,000 shares subject to the underwriters' over-allotment option.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS
EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               NEOGEN CORPORATION

                             CROSS REFERENCE SHEET
                                    FORM S-2

 ITEM
NUMBER        REGISTRATION STATEMENT HEADING             LOCATION; CAPTION IN PROSPECTUS
------   -----------------------------------------  -----------------------------------------
   1     Forepart of the Registration Statement
         and Outside Front Cover Page of
         Prospectus...............................  Front cover page
   2     Inside Front and Outside Back Cover Pages
         of Prospectus............................  Inside front page; outside back page;
                                                    Available Information and Incorporation
                                                    of Certain Documents by Reference
   3     Summary Information, Risk Factors and
         Ratio of Earnings to Fixed Charges.......  Summary; The Offering; Risk Factors; and
                                                    The Company
   4     Use of Proceeds..........................  Use of Proceeds
   5     Determination of Offering Price..........  Not applicable
   6     Dilution.................................  Not applicable
   7     Selling Security Holders.................  Not applicable
   8     Plan of Distribution.....................  Underwriting
   9     Description of Securities to be
         Registered...............................  Description of Capital Stock
  10     Interests of Named Experts and Counsel...  Not applicable
  11     Information with Respect to the
         Registrant...............................  The Company; Financial Statements;
                                                    Selected Consolidated Financial Data;
                                                    Management's Discussion and Analysis of
                                                    Financial Condition and Results of
                                                    Operation; and Business
  12     Incorporation of Certain Information by
         Reference................................  Incorporation of Certain Documents by
                                                    Reference
  13     Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities..............................  Not applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 18, 1996


                                1,500,000 SHARES

                                  NEOGEN LOGO

                                  COMMON STOCK
                           -------------------------


     All of the 1,500,000 shares of Common Stock offered hereby are being sold by Neogen Corporation (the "Company"). The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "NEOG". The last reported sale price of the Common Stock on October 17, 1996 was $7.50 per share. See "Price Range of Common Stock."

                           -------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                           -------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

                                                                   UNDERWRITING
                                                   PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                                    PUBLIC        COMMISSIONS(1)      COMPANY(2)
---------------------------------------------------------------------------------------------------
Per Share....................................         $                 $                 $
Total(3).....................................         $                 $                 $
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated offering expenses of $       , payable by the
    Company.

(3) The Company has granted the Underwriters a 30-day option to purchase an additional 225,000 shares of Common Stock at the Price to Public, less underwriting discounts and commissions, solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will total
    $       , $       and $       , respectively. See "Underwriting."
                           -------------------------

     The Common Stock offered by this Prospectus is offered by the several Underwriters named herein when, as and if issued to and accepted by them, and subject to their right to reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates representing the shares of Common Stock will be made at the offices of Roney &
Co., One Griswold, Detroit, Michigan 48226 on or about             , 1996.
                           -------------------------
RONEY & CO. LOGO                                                THE OHIO COMPANY

               The date of this Prospectus is             , 1996.

------------------------------------------------------
-------------------------------------
                                             The Company's Veratox(R) and
                                             Agri-Screen(R) test kits are used
                                             by the grain, nut and spice
                                             processing industries to detect the
                                             presence of harmful natural toxins.
                                             Some
                                             of these toxins are federally
                   [Photo 1]                 regulated.

 The Company's one-step Reveal(R)                         [Photo 2]
 tests are used by
 processors to detect the presence of
 foodborne
 bacteria, such as the potentially
 deadly
 E. coli 0157:H7 in hamburger.

             [Photo] The Company's Alert(R) test detects the presence of potentially deadly toxins, like histamine in certain fish species.

                            ------------------------

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS AND THE SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

     The Company owns the following trademarks: Veratox(R), Agri-Screen(R), Agri-Screen Ticket(R), Reveal(R), Insight(R), Alert(R), Ideal(R), Bot Tox B(R), Gold Nugget(R), ELISA Technologies(R), K-Gold(TM), K-Blue Substrate(R), and AMPCOR(R).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. As used in this Prospectus, the terms the "Company" and "Neogen" refer to Neogen Corporation and its wholly-owned subsidiaries unless the context otherwise requires. Unless otherwise indicated, information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. The Company's fiscal year ends on May 31.

                                  THE COMPANY

     Neogen Corporation develops, manufactures, and markets a diverse line of products used to detect residues and improve quality for the agriculture, food, pharmacologics and environmental industries. The Company's products are grouped into two areas, diagnostic test kits and veterinary instruments. The Company's diagnostic test kits aid in the detection of foodborne bacteria, natural toxins, drug residues, pesticide residues, disease infections and quality aspects. These diagnostic test kits are less expensive, easier to use, and provide greater accuracy and speed than many of the conventional diagnostic methods currently being used. The Company's veterinary instrument product line assists in the promotion of animal health principally through the delivery of more precise drug treatments such as antibiotics and vaccines.

     The market for diagnostic products for food and environmental safety has been estimated to be approximately $500 million by the year 2000. The Company estimates that currently only 12% of the food safety and environmental testing is done by diagnostic test kits such as those manufactured by the Company. Approximately 88% of the total potential market is either not testing or is still using older, traditional methods that are generally slower, more difficult to use and more expensive. In July 1996, the U.S. Department of Agriculture's Food Safety Inspection Service adopted a final rule governing (i) federally inspected meat and poultry processing plants and (ii) businesses outside the U.S. which export meat and poultry into the U.S. In December 1995, the U.S. Food and Drug Administration issued a final rule, scheduled to become effective January 1998, concerning the procedures required for the safe and sanitary processing and importing of fish and fishery products. As a result of increased public concern over food quality and the aforementioned governmental regulations concerning food inspection, a significant portion of this untapped market represents testing that is not being conducted today and testing that will occur over the next few years.

     The Company has developed and markets over 140 diagnostic test kits used in food safety, plant diseases, animal health, pharmacologic research and a limited number of products for human clinical use. These tests are generally immunoassay products that rely on the Company's proprietary antibodies capable of the detection of residues allowing for rapid and accurate test results. All of the Company's diagnostic test kits are disposable, single use products. The Company has developed its diagnostic test kits so they can be utilized across multiple market segments. The Company's Ideal Instruments subsidiary manufactures and markets over 250 different veterinary instrument products used in obstetrics and surgery and to administer animal health.

     The Company's marketing strategy has been to expand its product offerings through multiple market segments. The Company has focused on selling its products into seven market segments: grain, nut and spice processors; meat, poultry and egg processors; seafood processors; animal producers; fruit and vegetable producer/processors; human clinical and pharmacologic research; and private and public laboratories. This strategy has allowed the Company to become the market leader in diagnostic products for the grain, nut and spice processor industry and to become the dominant producer of diagnostic tests for the detection of drugs in animals. Further, the Company has devoted significant resources to take advantage of recent changes in testing requirements for the meat, poultry and egg processor and seafood processor industries.

     The Company's vision is to become a world leader in diagnostic development and marketing. The Company has developed a growth strategy to achieve this vision consisting of the following elements: (i) increasing sales of existing products; (ii) introducing new products and product lines; (iii) expanding international sales; and (iv) acquiring businesses and forming strategic alliances.

                                  THE OFFERING


Common Stock Offered..........................   1,500,000 shares
Common Stock to be Outstanding After
  The Offering................................   6,099,142 shares(1)
Use Of Proceeds...............................   For general corporate purposes, including potential
                                                 acquisitions and working capital. See "Use Of
                                                 Proceeds."
Nasdaq National Market Symbol.................   NEOG


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                                                        THREE MONTHS
                                                         YEARS ENDED MAY 31,          ENDED AUGUST 31,
                                                    -----------------------------    ------------------
                                                    1994(2)    1995(2)    1996(2)    1995(2)    1996(2)
                                                    -------    -------    -------    -------    -------
STATEMENT OF OPERATIONS DATA:
Revenues.........................................   $10,735    $11,726    $12,490    $2,926     $4,035
Income (loss) from operations....................       922        630       (240)      132        416
Net income (loss)................................       856        679       (244)      131        401
Net income (loss) per share......................      $.19       $.15      $(.05)     $.03       $.08
Weighted average number of common shares
  outstanding....................................     4,521      4,675      4,514     4,695      4,770

                                                                              AUGUST 31, 1996
                                                                         -------------------------
                                                                         ACTUAL     AS ADJUSTED(3)
                                                                         -------    --------------
BALANCE SHEET DATA:
Working capital.......................................................   $ 5,659         $
Total assets..........................................................    12,324
Long-term debt, excluding current portion.............................       261          261
Stockholders' equity..................................................     9,355

-------------------------
(1) Does not include 580,792 shares reserved for issuance upon exercise of stock options and warrants outstanding as of August 31, 1996.

(2) The periods presented in the Statement of Operations Data are not comparable due to a restructuring charge in fiscal 1996 and acquisitions in each fiscal year. See Notes 2 and 3 of the Notes to Consolidated Financial Statements.

(3) Adjusted to reflect the sale of the 1,500,000 shares of Common Stock offered
    hereby at $       , and the application of the net proceeds of this
    offering, after deducting the underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

     Prospective investors should carefully consider the factors set forth below, as well as other information included elsewhere herein or incorporated by reference, prior to purchasing the shares of Common Stock offered hereby:

IDENTIFICATION AND INTEGRATION OF ACQUISITIONS

     The Company's business has grown significantly over the past several years as a result of both internal growth and acquisitions of products and businesses. The Company plans to use a portion of the proceeds of this offering to make additional acquisitions. See "Use of Proceeds." The Company has no agreements or commitments in place with respect to, and is not currently engaged in any negotiations for, any acquisition. Identifying and pursuing acquisition opportunities, integrating these acquisitions into the Company's business, and managing their growth require a significant amount of management time and skill. There can be no assurance that the Company will be effective in identifying, integrating or managing any acquisition target in the future. The failure to successfully integrate and manage any future acquisition may have a material adverse effect on the Company's operating results and financial condition.

NEW PRODUCT DEVELOPMENT RISKS

     The Company is continually developing new products for which it believes there should be significant market demand. There can be no assurance that the Company will successfully develop these products, that the products will be developed on a timely basis to meet market demand, or that the relevant market will be properly identified. If the Company expends substantial resources in developing an unsuccessful product, operating results will be adversely affected.

INTERNATIONAL SALES

     In fiscal 1996, international sales accounted for 21% of the Company's total revenue. The Company expects that its international business will continue to account for a significant portion of its total revenue. Foreign regulatory bodies may establish product standards different from those in the U.S. and with which the Company's current products do not comply. The inability of the Company to design products to comply with foreign standards could have a material adverse effect on the Company's future growth. Other risks related to international sales include the possible disruption in transportation, difficulties in building and managing foreign distribution, fluctuation in the value of foreign currencies, import duties and quotas, and unexpected economic and political changes in foreign markets. There can be no assurance that these factors will not adversely affect international sales and the Company's overall financial performance.

COMPETITION

     The markets in which the Company competes are subject to rapid and substantial changes in technology. The Company encounters, and expects to continue to encounter, competition in the sale of its products. There can be no assurance that new technology or products developed by the Company's competition will not render the Company's products or technologies obsolete or noncompetitive. Many of the Company's competitors and potential competitors have greater capital, manufacturing, marketing, and research resources than the Company. See "Business -- Competition."

DEPENDENCE ON AGRICULTURAL MARKETS

     The Company's primary markets relate to agricultural and food production. The agricultural marketplace is cyclical and is dependent upon many factors outside the Company's control including weather conditions. A downturn in the agriculture marketplace could adversely affect the Company's sales.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company has experienced, and may experience in the future, significant fluctuations in its quarterly operating results. Factors such as the mix of products sold, and the acceptance of new products, could contribute to this quarterly variability. The Company operates with relatively little backlog and has few long-term customer contracts. Substantially all of its product revenue in each quarter results from orders received in that quarter. In addition, the Company's expense levels are based, in part, on expectation of future revenue levels. A shortfall in expected revenue could, therefore, result in a disproportionate decrease in net income.

PATENTS, TRADE SECRETS AND LICENSES

     The Company relies on a combination of patent, trade secret and trademark law to protect its proprietary rights. There can be no assurance that patent applications filed by the Company will result in the issuance of patents. There can also be no assurance that the Company's nondisclosure agreements, together with trade secrets and other common law rights, will provide meaningful protection for the Company's trade secrets and other proprietary information. In the absence of these assurances, the Company's business may be adversely affected by competitors. From time to time, the Company has received notices alleging that the Company's products infringe third party proprietary rights, though no material legal action in this regard is currently pending. If the Company is precluded from selling its products or is required to pay damages with respect to such sales, the Company's business and results of operation could be adversely affected. See "Business -- Proprietary Protection and Approvals."

REGULATION BY GOVERNMENT AGENCIES

     A significant portion of the Company's products are affected by the regulations of various domestic and foreign government agencies, including the U.S. Department of Agriculture and the U.S. Food and Drug Administration. Though less than 10% of the Company's revenues is currently derived from products requiring government approval prior to sale, a significant portion of its revenues is derived from products used to monitor and detect the presence of residues that are regulated by various government agencies. Furthermore, a significant portion of the Company's growth may be affected by the implementation of new regulations such as the U.S. Food and Drug Administration's final rule, Procedures For The Safe And Sanitary Processing And Importing Of Fish And Fishery Products, and the final rule of the U.S. Department of Agriculture, Pathogen Reduction; Hazard Analysis And Critical Control Point Systems. If, for some reason, these rules are overturned or significantly modified, there would be a significant adverse affect on the Company's future growth strategies. See "Business -- Governmental Regulation."

DEPENDENCE ON KEY EMPLOYEES

     The Company's success depends, in large part, on its president and on other members of its management team. The loss of services of these key employees could have a material adverse effect on the Company. The Company maintains certain incentive plans for its key employees and most of these employees have been with the Company in excess of three years. However, the Company has not executed long-term employment agreements with any of these employees and does not expect to do so in the foreseeable future. The Company's success also depends, significantly, on its ability to continue to attract such personnel. There can be no assurance that the Company will be able to retain or attract such personnel.

PRODUCT LIABILITY AND INSURANCE

     The manufacturing and distribution of the Company's products involve an inherent risk of product liability claims and the adverse publicity that may be associated with such claims. Although the Company currently maintains liability insurance, there can be no assurance the Company will be able to continue to obtain such insurance on acceptable terms, or that such insurance will provide adequate coverage against all potential claims. See "Business -- Insurance."

POSSIBLE VOLATILITY OF STOCK PRICE

     The market prices for securities of technology companies have been volatile in the past and could continue to be volatile in the future. Fluctuations in financial performance from period to period may occur and could have a significant impact on the market price of the Company's stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of August 31, 1996 and as adjusted to give effect to the issuance and sale by the Company of the 1,500,000 shares of Common Stock offered hereby, after deducting the underwriting discounts and commissions, and estimated offering expenses. The table should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto appearing elsewhere in this Prospectus.


                                                                             AUGUST 31, 1996
                                                                         ------------------------
                                                                         ACTUAL       AS ADJUSTED
                                                                         -------      -----------
                                                                              (IN THOUSANDS)
Short-term debt.......................................................   $ 1,100        $    71
                                                                          ======        =======
Long-term debt........................................................   $   261        $   261
                                                                          ------        -------
Stockholders' equity:
  Common stock:
     $.16 par value; 10,000,000 shares authorized;
     4,599,142 shares issued and outstanding, actual;
     6,099,142 shares issued and outstanding, as adjusted(1)..........       736            976
  Additional paid-in capital..........................................    13,932
  Retained earnings (deficit).........................................    (5,313)        (5,313)
                                                                          ------        -------
     Total Stockholders' equity.......................................     9,355
                                                                          ------        -------
       Total Capitalization...........................................   $ 9,616        $
                                                                          ======        =======


-------------------------
(1) Does not include 580,792 shares reserved for issuance upon the exercise of stock options and warrants outstanding as of August 31, 1996.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,500,000 shares of
Common Stock offered hereby are estimated to be $          ($          if the
Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses.

     The Company intends to use the net proceeds primarily for general corporate purposes, including potential acquisitions of businesses or products, licenses of technologies and working capital needs. The Company expects to devote a portion of the net proceeds to fund such acquisitions or licenses. The Company expects that it may effect acquisitions to expand its product and service offerings within its current markets, although the Company may also seek to effect acquisitions to extend its business into complementary markets. While the Company has made such acquisitions in the past, the Company has no agreements or commitments with respect to, and is not currently engaged in any negotiations for, any acquisition. The amount of the net proceeds actually expended for acquisitions, licenses or working capital purposes will depend upon a number of factors, including the Company's ability to identify and effect attractive acquisitions and licenses, and the amount of cash generated by the Company's operations.

     Pending the uses described above, the net proceeds will be used to reduce short-term bank borrowings and will be placed in short-term, interest bearing, investment grade securities, certificates of deposit or direct or guaranteed obligations of the United States of America.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the Nasdaq National Market under the symbol "NEOG". The following table sets forth, for the fiscal periods indicated, the high and low sales prices for the Common Stock as reported on the Nasdaq National Market.


                                                                                 HIGH      LOW
                                                                                 -----    -----
FISCAL YEAR ENDED MAY 31, 1995
  First Quarter...............................................................   $8.50    $6.63
  Second Quarter..............................................................    9.63     7.38
  Third Quarter...............................................................    8.25     5.88
  Fourth Quarter..............................................................    7.63     6.13
FISCAL YEAR ENDED MAY 31, 1996
  First Quarter...............................................................    8.00     5.88
  Second Quarter..............................................................    8.25     5.88
  Third Quarter...............................................................    6.25     4.63
  Fourth Quarter..............................................................    8.25     5.13
FISCAL YEAR ENDED MAY 31, 1997
  First Quarter...............................................................    9.00     6.38
  Second Quarter (through October 17, 1996)...................................    9.38     7.25


     As of August 31, 1996, there were approximately 500 stockholders of record of Common Stock which the Company believes represents a total of approximately 4,000 beneficial holders.

                                DIVIDEND POLICY


     The Company has never paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings to fund the development and growth of its business. Any future distributions will be made at the discretion of the Board of Directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant. The Company is currently prohibited from paying dividends or making other distributions to its shareholders under a loan agreement with one of its lenders as long as there is any outstanding indebtedness under such loan agreement. The Company's subsidiaries are also prohibited from paying dividends or making other distributions to the Company under such subsidiaries' loan agreements with their lenders.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the Company for each of the fiscal years ended 1992 through 1996 and for the three months ended August 31, 1995 and 1996. The selected consolidated financial data for the five fiscal years in the period ended May 31, 1992 through 1996 are derived from the Company's audited Consolidated Financial Statements. The selected consolidated financial data for the three months ended August 31, 1995 and 1996 are derived from the Company's unaudited quarterly financial statements. In the opinion of management, the three month financial data reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. The results for the first three months of fiscal 1997 are not necessarily indicative of the results to be expected for the full year. The information below should be read in conjunction with the Consolidated Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                                              THREE MONTHS
                                                    YEARS ENDED MAY 31,                     ENDED AUGUST 31,
                                    ---------------------------------------------------    ------------------
                                    1992(1)    1993(1)    1994(1)    1995(1)    1996(1)    1995(1)    1996(1)
                                    -------    -------    -------    -------    -------    -------    -------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues
     Diagnostic products.........   $2,511     $3,592     $ 6,804    $ 7,687    $ 8,921    $2,265     $3,405
     Veterinary instruments......    3,890      4,037       3,931      4,039      3,569       661        630
                                    -------    -------    --------   --------   --------   -------    -------
          Total revenues.........    6,401      7,629      10,735     11,726     12,490     2,926      4,035
Cost of goods sold...............    3,681      3,793       4,704      5,152      5,484     1,182      1,546
Selling, general and
  administrative expenses........    2,879      3,441       4,253      4,808      5,312     1,291      1,725
Research and development
  expense........................      768      1,028         856      1,136      1,238       321        348
Restructuring charges............       --         --          --         --        696        --         --
                                    -------    -------    --------   --------   --------   -------    -------
Income (loss) from operations....     (927)      (633)        922        630       (240)      132        416
Other income (expense)...........      108         94         (40)        73          3         6         (3)
                                    -------    -------    --------   --------   --------   -------    -------
Net income (loss) before
  provision for income tax.......     (819)      (539)       882        703       (237)      138        413
Provision for income tax.........       --         --        (26)       (24)        (7)       (7)       (12)
                                    -------    -------    --------   --------   --------   -------    -------
     Net income (loss)...........   $ (819)    $ (539)    $   856    $   679    $  (244)   $  131     $  401
                                    =======    =======    ========   ========   ========   =======    =======
Net income (loss) per common
  share..........................   $ (.21)    $ (.13)    $   .19    $   .15    $  (.05)   $  .03     $  .08
                                    =======    =======    ========   ========   ========   =======    =======
Weighted average common shares
  outstanding....................    3,881      4,041       4,521      4,675      4,514     4,695      4,770


                                                         MAY 31,                              AUGUST 31,
                                   ---------------------------------------------------    ------------------
                                   1992(1)    1993(1)    1994(1)    1995(1)    1996(1)    1995(1)    1996(1)
                                   -------    -------    -------    -------    -------    -------    -------
                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.................   $5,242     $4,454     $5,452     $ 5,789    $ 5,235    $ 5,201    $ 5,659
Total assets....................    7,559      7,304      9,133      11,539     11,531     11,612     12,324
Long term debt, excluding
  current portion...............       53        111         15         351        279        332        261
Stockholders' equity............    6,369      6,069      7,653       8,836      8,858      8,974      9,355


-------------------------
(1) The periods presented in the Selected Consolidated Financial Data are not comparable due to a restructuring charge in fiscal 1996 and several acquisitions. See Notes 2 and 3 of the Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto appearing elsewhere in this Prospectus.

RESULTS OF OPERATIONS

  Comparison of Three Months Ended August 31, 1996 and 1995

     Total revenues for the quarter ended August 31, 1996 were $1,109,000 or 38% higher than the same quarter in 1995. Sales of diagnostic products were up $1,213,500 in the first quarter representing an increase of 55% while sales of veterinary instruments declined $31,000 or 5%. Contract revenues in the first quarter decreased $73,500 or 94%.

     The significant increase in diagnostic product sales was primarily due to a $684,000 or 120% increase in sales of the Company's diagnostic test kits for the detection of vomitoxin. In early July 1996, a large portion of midwest winter wheat was found to contain high levels of vomitoxin due to cool, rainy weather conditions during the flowering stages of the grain. Although sales of vomitoxin test kits should continue to run higher than the prior year for the remainder of fiscal 1997, it is unlikely that sales will continue at the pace experienced in the first quarter.

     The Company also experienced an increase in sales of $122,000 or 220% for test systems to detect E. coli O157:H7 and salmonella. Approximately $37,000 of this increase was due to international sales of E. coli test kits shipped to Japan. The remaining increase is the result of a growing demand for test kits to detect micro-organisms. Management believes that the July 1996 announcement of new inspection and safety regulations for the meat and poultry industry scheduled to begin implementation in January 1997, will have a positive effect on future sales.

     The decline in veterinary instrument sales was due to depressed cattle prices resulting in lower overall demand for durable veterinary instruments. In management's opinion, the current down cycle in cattle prices should improve over the remainder of this fiscal year. In addition, the Company has reorganized its sales and marketing efforts for veterinary instruments which management believes will favorably impact future sales for this segment.

     The decline in contract revenues for the first quarter of this year was primarily due to scheduled completion in the second quarter of last year of two contracts with the United States Department of Agriculture. It is common for contract revenues to fluctuate from quarter to quarter and year to year depending on timing and terms of the contracts.

     Cost of goods sold increased 31% as a direct result of the overall increase in product sales. Expressed as a percentage of sales, cost of goods sold was 38% in the first quarter of fiscal 1997 compared to 42% in the first quarter of fiscal 1996. This improvement was due to a higher sales mix of diagnostic test kits, increased labor productivity and better utilization of fixed overhead costs for diagnostic products.

     Sales and marketing expenses increased $311,000 in the first quarter compared to the prior year. Commissions and royalties expense increased $133,000 in the first quarter due to increased sales volume. Expenses for printing, advertising and promotions related to sales activities for diagnostic products increased $64,000 compared to the prior year. A total of $37,000 was due to higher salaries, fringe benefits and travel costs associated with the hiring of new salesmen and technical support personnel. The remaining increase is primarily due to an increase in the provision for doubtful accounts.

     General and administrative expenses were $124,000 higher in the quarter ended August 31, 1996 than the quarter ended August 31, 1995. Bonus accruals increased $75,000 in the first quarter compared to last year based on improved operating performance. Michigan Single Business Tax was $16,000 higher than the prior year due to increased profitability at the Company's Lansing, Michigan operations. Salaries for clerical and accounting personnel increased $12,000 due to higher sales volume. As a percentage of total revenues, general and administrative expense declined to 14% in the first quarter compared to 15% last year.

     Although research and development expense increased less than 10% in the first quarter this year compared to the first quarter last year, management believes that research and development is critical to the Company's future. Accordingly, the Company expects its annual research and development expense for the current fiscal year to approximate the same levels, expressed as a percentage of revenue, as experienced in prior years.

     Other income (expense) was lower in the first quarter than last year primarily due to the timing of recognition of the Company's share of royalties paid to an affiliated partnership.

     Due to the substantial increase in sales volume for diagnostic products in the first quarter, the Company posted net income of $.08 per share compared to $.03 per share in the same period last year.

  Comparison of Fiscal Years Ended May 31, 1996 and 1995

     Total revenues for the year increased 7% due to a strong 20% increase in sales of diagnostic products. Of the $1,429,000 increase in diagnostic product sales, $608,000 was the result of a 15% increase in sales of test kits to detect harmful mycotoxin residues in the feed, grain, and nut markets. Another $621,000 of the increase was due to 30% higher sales of test kits and reagents sold into the pharmacologics and equine markets. The remainder of the increase was due to a 164% increase in test kits to detect microorganisms in the meat and poultry market.

     The increase in sales of diagnostic products was partially offset by a decline in veterinary instruments sales. The decline in sales in this segment was partially due to depressed cattle prices resulting in lower demand for durable veterinary instruments. Sales representation that management believed was unsatisfactory also contributed to the decline in sales causing the Company to restructure its sales organization for veterinary instruments.

     Contract revenues decreased significantly in 1996 due to scheduled completion of two contracts awarded to the Company in September 1994 by the United States Department of Agriculture. It is common for contract revenues to fluctuate from year to year depending on terms and timing of the contracts. However, contract revenues in total are not significant to total revenues for the Company.

     Expressed as a percentage of product sales, cost of goods sold was 44% in 1996 compared to 45% in 1995.

     The increase in sales and marketing expenses is principally due to higher costs in two areas. Entry into the meat and poultry market resulted in approximately $130,000 of increased expense spread across a number of categories including salary, fringe, travel, printing, advertising, and trade shows. Increases in cost for the same categories totaled $110,000 related to the introduction of new products for the seafood and equine markets. Increases in sales and marketing expenses for the feed, grain, and nut markets, primarily in the areas of royalties, shipping expense, and special promotions, were almost completely offset by lower commissions related to veterinary instruments sales. The Company expects to continue to expand sales and marketing activities primarily in areas related to diagnostic products for food safety.

     General and administrative expenses are higher as a result of several items. A total of $55,000 of the increase is due to two extra months of operations in 1996 than 1995 for AMPCOR Diagnostics, Inc. (ADI). Salary and fringe expenses were up $150,000 as a result of new secretarial, accounting, and clerical personnel needed to handle increased business volume. Amortization expense was $40,000 higher than last year due exclusively to the acquisition of certain assets of International Diagnostic Systems, Corp. (See Note 3 of the Notes to Consolidated Financial Statements).

     The $102,000 increase in research and development cost is partially due to $44,000 of added expense this year because of an extra two months of operations at ADI compared to last year. The remainder of the increase is the result of higher salaries, fringe, and supplies for research programs to develop new diagnostic test kits for the equine and pharmacologic markets and for the detection of harmful bacteria. The Company considers investment in research activities critical to the long-term future of the business.

     Restructuring charges recorded in the fourth quarter of 1996 pertain to costs associated with discontinuance of the Company's electronic instrument operations and reorganization of sales and marketing efforts for veterinary instruments. (See Note 2 to Consolidated Financial Statements.) Liabilities recorded at May 31, 1996 as a result of the restructuring program amounted to $218,000 and are expected to be paid or settled during fiscal year 1997. Management believes that the restructuring program places the Company in a better competitive position to achieve future growth. The restructuring also enables the Company to redirect manpower and financial resources to the more profitable and faster-growing diagnostics business.

     Other income declined during 1996 primarily due to higher interest expense as a result of increased balances outstanding for bank borrowings.

     The net loss for the year is primarily due to restructuring charges of $695,000 recorded in the fourth quarter.

  Comparison of Fiscal Years Ended May 31, 1995 and 1994

     Diagnostic product sales increased $670,000 in 1995 compared to 1994. Sales in this segment were up $797,000 due to the acquisition of AMPCOR Diagnostics, Inc. (formerly AMPCOR, Inc.) effective August 1, 1994. In addition, sales for the ELISA Technologies division consisting of pharmacological and animal drugs of abuse diagnostic test kits increased $451,000 or 30% in 1995.

     The positive increase in sales for these two are as was partially offset by a $593,000 reduction during 1995 in sales of diagnostic test kits for the detection of vomitoxin. Management anticipated a decline in sales for vomitoxin test kits in the current year as indicated in its 1994 annual report to shareholders.

     The increase in veterinary instrument sales for 1995 compared to 1994 is primarily due to a new customers who began ordering specialized needles and punches in the first quarter of 1995.

     Contract revenues increased significantly in 1995 due to two contracts awarded to the Company in September 1994 by the United States Department of Agriculture. It is common for contract revenues to fluctuate from year to year depending on terms and timing of the contracts. However, contract revenues in total are not significant to total revenues for the Company.

     The increase in cost of goods sold for 1995 is the direct result of higher sales volume, including acquisitions, compared to 1994.

     Sales and marketing expenses increased $449,000 or 16% in 1995 compared to 1994. Of this amount, $217,000 was due to a new marketing agreement with an independent third party firm for the veterinary instrument product line. Another $146,000 of the increase was the direct result of the acquisition of AMPCOR. The remaining difference is due to increases in salaries and wages, advertising, royalties and distribution costs pertaining to increased sales volume, and new marketing programs for products sold by the ELISA Technologies division. The Company intends to expand its sales and marketing activities for predictive and diagnostic products primarily in the meat and poultry and seafood markets.

     The increase in general and administrative expenses is due to $223,000 of costs generated by the operations of AMPCOR which was acquired effective August 1, 1994. This increase was partially offset by lower general and administrative expenses at the Company's Lansing, Michigan-based operations due to lower bonuses for employees in 1995 compared to 1994 and a reduction in legal and professional fees.

     Research and development expenses were up $280,000 or 33% in 1995 compared to 1994. A total of $185,000 was the result of research projects being conducted at AMPCOR. The remaining difference is primarily due to higher salaries and wages, contract services, and supplies related to several research projects for new diagnostic products. Three of these projects are being funded via contracts with the United States Department of Agriculture. The Company intends to continue to expand its research activities for new predictive and diagnostic products.

     Other income (expense) is $113,000 higher in 1995 than in 1994. In 1994, the Company recorded a one-time $75,000 write-down to an investment in an affiliated partnership to reflect current market value. Interest income is $26,000 higher in 1995 due primarily to higher rates on invested funds. The Company also recorded $72,000 in 1995 as its share of earned royalties paid to an affiliated partnership. The positive effect of these items was partially offset by $66,000 of higher interest expense in 1995 due to increased borrowings and higher rates.

     Net income for the year ended May 31, 1995 declined by $177,000 compared to 1994 due primarily to increases in research and development expenditures.

FINANCIAL CONDITION AND LIQUIDITY

     At August 31, 1996, the Company had $2,389,000 in cash and equivalents, working capital of $5,659,000 and stockholders' equity of $9,355,000. In addition, the Company has bank lines of credit totaling $2,500,000, with $1,029,000 borrowed against these lines as of August 31, 1996.

     Effective June 15, 1995, the Company acquired certain assets of International Diagnostic Systems Corporation (IDS) of St. Joseph, Michigan (See
Note 3 of the Notes to Consolidated Financial Statements.) The purchase price paid in fiscal year 1996 was approximately $680,000 in cash. A second and final cash payment of approximately $53,000 was paid in July 1996.

     On August 17, 1994, the Company purchased substantially all of the assets of AMPCOR, Incorporated, a New Jersey-based diagnostics company. The total initial purchase price paid was approximately $1,871,000 consisting of $813,000 in cash (including acquisition costs), assumption of liabilities totaling $733,000, and issuance of 55,763 shares of the Company restricted common stock valued at $325,000. In connection with the acquisition, the Company entered into a $400,000 term loan agreement and $600,000 line of credit facility, subsequently increased to $1,000,000, with Comerica Bank (See Note 3 of the Notes to the Consolidated Financial Statements). Proceeds from the term loan, together with $256,000 borrowed against this line of credit, were used to pay off certain liabilities assumed in the purchase of AMPCOR, Incorporated's assets.

     The Company has no material commitments for capital expenditures at August 31, 1996. Inflation and changing prices are not expected to have a material effect on the Company's operations.

     Prior to its 1994 fiscal year, cash required to sustain operations, retire long-term debt, pay for capital expenditures, and fund acquisitions had been primarily generated by proceeds from stock offerings. However, the Company was profitable and did experience positive cash flows from operations in fiscal year 1994, was profitable again in 1995, and generated positive cash flows from operations again in fiscal year 1996. Management believes this shows significant progress toward achieving consistently positive cash flows from operations on an annual basis. Management also believes that the Company's existing cash and cash equivalents at August 31, 1996, along with its available bank lines of credit, and the proceeds of this offering will be sufficient to fund normal operations for the foreseeable future. Such funds may not be sufficient to meet the Company's longer term cash requirements to commercialize products currently under development or its plans to acquire additional technology and products that fit within the Company's mission statement. Accordingly, the Company may be required to issue equity securities or enter into other financing arrangements for a portion of the Company's future capital needs.

                                    BUSINESS

GENERAL

     Neogen Corporation develops, manufactures, and markets a diverse line of products used to detect residues and improve quality for the agriculture, food, pharmacologics and environmental industries. The Company's products are grouped into two areas, diagnostic test kits and veterinary instruments. The Company's diagnostic test kits aid in the detection of foodborne bacteria, natural toxins, drug residues, pesticide residues, disease infections and quality aspects. These diagnostic test kits are less expensive, easier to use and provide greater accuracy and speed than many of the conventional diagnostic methods currently being used. The Company's veterinary instrument product line assists in the promotion of animal health principally through the delivery of more precise drug treatments such as antibiotics and vaccines.

     The Company has developed and markets over 140 diagnostic test kits used in food safety, plant diseases, animal health, pharmacologic research and a limited number of products for human clinical use. These tests are generally immunoassay products that rely on the Company's proprietary antibodies capable of the detection of residues allowing for rapid and accurate test results. All of the Company's diagnostic test kits are disposable, single use products. The Company has developed its diagnostic test kits so they can be utilized across multiple market segments. The Company's Ideal Instruments subsidiary manufactures and markets over 250 different veterinary instrument products used to administer animal health and in obstetrics and surgery.

     The Company's vision is to become a world leader in diagnostic development and marketing. To meet this vision, the Company has developed a growth strategy consisting of the following elements: (i) increasing sales of existing products;
(ii) introducing new products and product lines; (iii) expanding international sales; and (iv) acquiring business and forming strategic alliances.

     The Company was formed as a Michigan corporation in June 1981 and actual operations began in 1982. The Company's principal executive offices are located at 620 Lesher Place, Lansing, Michigan 48912-1595 and its telephone number is
(517) 372-9200.

RECENT DEVELOPMENTS

  First Quarter Results

     The Company's revenues in its first quarter ended August 31, 1996 were 38% greater than its revenues for the same quarter in the previous year. These sales were led by an increase in the Company's diagnostic test kits for the detection of vomitoxin in wheat, due to a major outbreak of this fungal-related, natural toxin in the central and upper midwest states of Ohio, Indiana, Michigan, Wisconsin, North and South Dakota and Minnesota. This toxin is not regulated as a human pathogen, but its presence affects the quality of flour and feed intended for animal use.

  Japanese E. Coli Outbreak

     The severe outbreak of infections from the bacteria E. coli O157:H7 in Japan in July 1996 also had an impact on the Company's diagnostic sales. Company management believes these sales opportunities will continue to grow as the Japanese government now considers mandating E. coli O157:H7 testing in all of its meat processing plants.

  New U.S. Meat Regulations

     Federal regulations concerning food safety and food adulteration have had a favorable impact on the sales of several of the Company's diagnostic products, and management believes this impact will be even greater in the future. In July 1996, the U.S. Department of Agriculture's Food Safety Inspection Service adopted a final rule governing federally inspected meat and poultry processing plants, and businesses outside the U.S. which export meat and poultry into the U.S. This rule and accompanying regulations will require mandatory testing for a number of hazardous adulterants that may affect the safety of meat and poultry. Though these regulations do not begin to become effective until January 1997, management expects them to have a positive impact on sales of several of the Company's diagnostic test kits, such as the one to detect salmonella.

  New U.S. Seafood Regulations Issued

     In December 1995, the U.S. Food and Drug Administration issued a final rule concerning the procedures required for safe and sanitary processing and importing of fish and fishery products. This rule and accompanying regulations have had no material effect on the Company's diagnostic revenues to this point, since the rule does not become effective until January 1998. However, Company management believes these regulations could have a positive impact on future sales for its seafood marketing group, since the U.S. seafood industry has not previously been subject to mandatory inspection.

  Salmonella Test Approved

     In September 1996, the Company was awarded an approval and certification for its diagnostic test kit for the detection of salmonella by the Association of Official Analytical Chemists -- Research Institute. This is a third party test validation organization which is recognized on a worldwide basis. Management believes this certification will further enhance sales of this disposable diagnostic test kit.

  New Distributorship Signed

     In September 1996, the Company entered into a distribution agreement with Merck KGaA to become the exclusive distributor to the U.S. food processing industry for that company's test to determine the level of plant sanitation. Marketed under the trade name Hy-Lite(R), the test detects the presence of any living cells as an indication of whether processing equipment and other surfaces have been properly cleaned and sanitized. The test requires less than 10 minutes to conduct and is portable enough to be used at the site where cleaning is taking place.

  Restructuring Program Announced

     In June 1996, the Company announced a restructuring program for certain operating divisions. As part of the restructuring plan, the Company discontinued its electronic instrument operations and implemented a reorganization of sales and marketing activities related to veterinary instruments. The restructuring program was designed to better position the Company over the long term to compete more efficiently and increase market share. In connection with the restructuring plan, the Company incurred a one-time charge of $696,000, or $.15 per share, in the fourth quarter of fiscal 1996. See Note 2 of the Notes to Consolidated Financial Statements.

ACQUISITIONS

     A part of the Company's growth strategy has been to acquire products and businesses that provide the Company with access to technology or products with which to expand its core business. Since 1982, the Company has made several such acquisitions. The information below summarizes acquisitions completed in the past three years.

  International Diagnostic Systems Corporation

     In June 1995, the Company acquired certain assets of International Diagnostic Systems Corporation of St. Joseph, Michigan. The Company acquired inventory and technology for 35 different diagnostic tests used to detect drugs of abuse in animals. The business was moved to the Company's ELISA Technologies division in Lexington, Kentucky.

  AMPCOR, Incorporated

     In August 1994, the Company, through its wholly owned subsidiary, AMPCOR Diagnostics, Inc., acquired substantially all of the assets of AMPCOR, Incorporated of Camden, New Jersey. The Company relocated the business to larger facilities in Bridgeport, New Jersey and maintained most of the former company's products and employees. The products and technologies allowed the Company to make a strong entry into the market for the rapid detection of foodborne bacteria.

  Enzytec, Incorporated

     In October 1993, the Company acquired substantially all the assets of Enzytec, Incorporated of Kansas City, Missouri. All acquired assets, consisting of inventory, patent licenses and furniture and fixtures, were moved to the Company's Lansing, Michigan operations and integrated with existing manufacturing and marketing efforts. This acquisition provided the Company with products and technology necessary to detect pesticides in food and in the environment.

BUSINESS STRATEGY

     The Company's vision is to become a worldwide leader in offering diagnostic and detection products to the food, environmental and related markets. The Company expects to expand its diagnostics and detection products and increase its market penetration of veterinary instruments with a focus on new delivery devices to minimize animal trauma and reduce the likelihood of drug residues in meat and milk products. The Company's strategy to achieve these objectives includes the following:

          - Increased Sales Of Existing Products. The Company will continue to expand its product offering in multiple market segments. The Company focuses on selling its products into seven market segments: grain, nut and spice processors; meat, poultry and egg processors; seafood processors; animal producers; fruit and vegetable producers/processors; human clinical and pharmacologic research; and private and public laboratories. The Company has generally developed its diagnostic test kits so they can be utilized across multiple market segments. This strategy has allowed the Company to become the market leader in diagnostic products for the grain, nut and spice processing industry and in diagnostic tests for the detection of drugs in animals. Further, the Company has devoted significant resources to take advantage of recent changes in testing requirements for the meat, poultry and egg, and seafood processor markets.

          - Introduction Of New Products. The Company has a continued commitment to research and development programs and has invested approximately 10% of revenues in this area over the past two years. The Company plans to continue to leverage its own internal research and development efforts through strategic relationships with other organizations and important government contracts and grants. The majority of the Company's new product development is focused on expanding disposable product offerings to the Company's current markets, which offers the opportunity to generate repeat sales. In fiscal 1996, approximately 70% of the Company's total revenue was generated from sales of these disposable products. Further, the Company's strategy is to develop new products that generally utilize the Company's existing, proven technology base that is already well accepted by existing customers.

          - Expansion Of International Sales. The Company believes that the demand outside the United States for disposable diagnostic test kits such as those manufactured by the Company is at least equal to demand in the United States. As such, the Company will continue to emphasize international sales as an important factor in its growth. In fiscal 1996, 21% of the Company's total revenue was derived from international sales. A majority of these sales came from South and Central America where the Company has an established distribution system. While the Company expects its business in the South and Central American markets to continue to grow, it plans to devote additional resources to the Asian and European markets as a new source of international sales. The Company is developing distribution channels to take advantage of these markets where there is a growing need for diagnostic test kits such as those manufactured by the Company.

          - Acquisitions And Strategic Alliances. In the past, the Company has expanded its product offerings and technology base through several acquisitions. It also seeks to expand its products through licensing and distribution agreements demonstrated through its license with the U.S. Department of Agriculture for specific antibodies and a recently completed distribution agreement with Merck KGaA for U.S. distribution of its test kit for the detection of proper sanitation. The Company plans to continue to aggressively pursue strategic acquisitions, and licensing and distribution agreements to enhance its position in its existing markets where it is more cost effective to use these strategies rather than to rely solely on internal development of new products.

INDUSTRY OVERVIEW

     Detection and diagnostic tests are used in a broad range of applications, including food safety, environmental safety, plant health and animal health. In the plant-related food area, tests are used to detect the presence of harmful plant diseases, pesticide residues, naturally-occurring toxins, foodborne bacteria and numerous general areas of quality such as fats, proteins and vitamins. In the area of animal and seafood-related food products, detection and diagnostic tests are used to detect the presence of diseases, harmful contaminants in animal feeds, foodborne bacteria, natural toxins, drug residues and a number of aspects of quality including proper cooking and protein composition.

     Industry consulting groups have estimated the total market for testing of food and environmental safety will be in the range of $500 million by the year 2000. They estimate that a significant portion of this potential market is represented by firms not testing and tests that are not currently being conducted. Another significant portion of the market is represented by older, traditional methods utilizing laborious microbiological techniques, or time consuming, and expensive, chemical analysis. Management believes that a significant portion of this market potential will shift to rapid, easy to use and inexpensive, test systems such as those produced by the Company. These tests allow the food and agricultural industries to conduct tests on-site with less skilled technicians and a considerably reduced investment in laboratory equipment. More importantly, the rapid test systems can provide results in hours rather than days and reduce the likelihood of unsafe food reaching the food distribution systems.

COMPANY MARKETS

     The Company has focused its strategy on the food safety market with its diagnostic products. The Company is marketing and developing several types of diagnostic tests to aid each of the individual food market areas in detecting natural toxins, drug residues, foodborne bacteria, pesticide residues, disease infections and quality aspects. The Company's products are sold into the following seven definable market segments:

     Grain, nut and spice processors. These commodities generally serve as the foundation of the food chain. Therefore, it is important to determine their quality on a daily basis. Over 1.8 billion tons of grain are harvested and stored each year throughout the world. Corn, wheat, barley, oats, milo, rice, oil seeds and various other minor grain products become the principal ingredient for a multitude of food industries. A large variety of nuts, along with spices, chocolate, coffee and tea, are also almost universally consumed. The safety of these ingredients is a significant source of concern for snack food producers, pasta manufacturers, flour millers, bakeries, baby food producers, brewers, distillers and cereal manufacturers, just to name a few of those whose livelihood depends upon the abundance of safe ingredients. The world's production of pork, chicken, turkey, eggs and a major portion of the beef supply also depends on quality grains.

     The Company's diagnostic tests are used throughout these industries to monitor for the presence of harmful natural toxins, pesticides and foodborne bacteria. The Company generally defines this market as being from the time the products leave the farm gate until they reach the consumer's plate.

     Residues of a number of these adulterants are controlled by regulatory agencies such as the U.S. Department of Agriculture and the U.S. Food and Drug Administration. The Company has an exclusive supply agreement with the Federal Grain Inspection Service to supply aflatoxin test kits that are used to screen for the presence of this natural toxin for most grain crops that are shipped from the U.S. The Company's test kit for vomitoxin, another of the naturally occurring toxins, is also widely used by regulatory agencies.

     Management believes it is the leader in the sale of disposable diagnostic tests to the grain, nut and spice industries and has a larger selection of products available to these industries than any of its competitors.

     Meat, Poultry and Egg Processors. People all over the world have become increasingly aware of the dangers foodborne bacteria can cause in meat and poultry products. These pathogens cause illness in over 6.5 million people, resulting in over 9,000 deaths in the U.S. annually, according to the Centers for Disease Control and Prevention.

     According to the U.S. Department of Agriculture, there are approximately 114 million cattle, hogs and lambs slaughtered in the U.S. each year and over 840 million chickens are processed in the U.S. annually. The principal concern for meat, poultry and egg safety is contamination by foodborne bacteria. Meat often moves through several processing operations before reaching the consumer. In addition to the carcass conversion plants, meat is typically handled again in further processing and by food service and retail establishments. Foodborne bacteria can be introduced at any one of these processing operations.

     Management believes that the meat and poultry group has the best opportunity currently to contribute to the Company's growth. The Company offers tests for the bacteria E. coli O157:H7, salmonella, and a test to determine the general level of plant sanitation. Company scientists are developing additional tests for the meat and poultry markets and expect to have two new foodborne bacteria tests available before the end of the 1997 fiscal year. Some of the Company's tests that were originally developed to detect drugs of abuse in racing animals are also being used to detect the presence of these same drugs in meat.

     A major reorganization in testing procedures by the U.S. Department of Agriculture's Food Safety Inspection Service was announced in July 1996. Beginning in January 1997 these new regulations will begin to become mandatory for all meat and poultry plants in the U.S. according to an adoption schedule that will continue through January 2000. These new regulations will mandate certain bacteria testing by all inspected plants, and the programs will encourage the use of a number of other rapid tests, such as those produced by the Company.

     Seafood Processors. The U.S. seafood industry records sales in excess of $29 billion each year. Seafood is known to cause foodborne illnesses as a result of both natural toxins and bacteria. At present, the U.S. seafood industry does not have mandatory inspection requirements before its products can be marketed. However, in December 1995, the U. S. Food and Drug Administration issued final rules that will establish mandatory inspection programs for this industry in the U.S. Though the final rules will not be in full force until January 1998, the industry is now beginning to implement quality control procedures that will include the use of rapid diagnostic tests similar to those manufactured by the Company. The tests include a general sanitation rapid test to help seafood processors ensure that processing equipment is adequately cleaned on a daily basis to prevent product contamination. Other tests are used to detect the presence of salmonella and histamine, natural toxins that can result in serious illness or death.

     A significant portion of the world's seafood supply now comes from aquaculture production rather than wild harvest. These producers and processors must also be concerned about the possibilities of pesticide contamination from runoff water into their production areas and residues of drugs that may have been used to ensure fish health.

     Animal Producers. The animal production industry promotes food safety even while the animal is inside the farm gate. The Company's Ideal Instruments subsidiary manufacturers and markets 250 different products that are used to administer animal health. A number of these products have been developed to provide more precise drug delivery. These instruments help minimize the presence of animal health drugs that might find their way into the meat and milk supply. Because the instruments are better engineered, they also minimize mechanical injuries to muscle tissue which reduces the chance for infection.

     The Company also markets a vaccine and a line of topical products that are sold to the professional equine market. The Company's line of diagnostic tests to detect drugs in animals are sold virtually throughout the world to detect the presence of drugs of abuse in racing animals. Most racing jurisdictions perform post-race tests on horses and greyhounds to make certain the animals' performance was not altered intentionally by some drug.

     Many integrated poultry and livestock producers also use the Company's diagnostic tests to detect harmful residues in animal feeds. These residues can affect overall production efficiencies.

     Fruit and Vegetable Producers/Processors. The value of fruit and vegetable production in the U.S. alone is estimated at $15 billion annually. As with animals, significant portions of food safety begin inside the farm gate where plant production takes place. The Company manufactures and markets a group of diagnostic tests that are used by fruit and vegetable producers as well as greenhouse and ornamental plant producers to detect the presence of certain infectious diseases. These diseases affect crop production and can play a major role in the quality and safety of the final food products. As an example, the Company markets a diagnostic test for the detection of several fungal diseases, including the disease that causes black rot in potatoes. These potatoes may appear perfectly healthy, but once they reach the processor or consumer a tell-tale black spot will be found in the center of the potato.

     The Company's test kits help ensure the quality and safety of final plant products and also help the producer limit the amount of pesticides applied during the production cycle. This helps reduce the likelihood of pesticide residues in final food products.

     This industry's testing arises from the potential presence of harmful residues that might affect the safety of its products. The residues that require rapid and inexpensive test kits include foodborne bacteria, natural toxins, and pesticides. Several of the Company's products meet these industry needs and others are being developed. The Company began this year building the sales and marketing organization to serve this industry and management expects product demand will grow over the next several years.

     Human Clinical and Pharmacologic Research. The Company sells a limited number of products used in clinical medicine and by the pharmaceutical research industry. Since these products can be manufactured in the same facilities, utilizing the same equipment and personnel, the Company has continued to support this market activity.

     As the Company continues to develop diagnostic tests for the detection of foodborne bacteria, it foresees an opportunity to introduce these products into the human clinical market. For example, the same test used to detect the presence of salmonella in a food product can also be used clinically to determine if a patient is suffering from a salmonella infection. The market for human clinical test products is well-established and is served by a number of mature, well-capitalized firms. As a result, the Company does not intend to enter into this market by itself, but expects to pursue opportunities in this market only by means of strategic alliances and joint ventures with companies presently in the market.

     As a part of its immunoassay diagnostics test development programs, the Company has discovered methods to manufacture unique, stable enzymes used in test color development. The Company now markets these products to research laboratories and other commercial diagnostic kit manufacturers around the world.

     The Company does not anticipate being a major factor in these markets. However, its current products are profitable and synergistic to the Company's other manufacturing activities.

     Private and Public Laboratories. Private laboratories purchase diagnostic tests from the Company to provide testing services to most of the market areas indicated in this section. These private laboratories perform tests for firms which do not wish to do their own testing internally. Public laboratories generally use the Company's test for regulatory purposes. As an example, the U.S. Department of Agriculture uses several of the Company's natural toxin test kits to determine the quality and safety of grain products. The Company's test kit for the detection of E. coli O157:H7 is used by the Food Safety Inspection Service to monitor for the presence of this harmful bacteria in a number of laboratory locations. The Company's bacteria tests are used by government animal pathology labs to aid in determining causes of animal health problems, and plant tests are used in regulatory labs to aid in plant quarantine situations.

PRODUCTS

     The Company's products are grouped into two areas: disposable diagnostic test kits and veterinary instruments. The test kit products are generally the result of biotechnology discoveries that allow customers to detect natural toxins, bacteria, drugs, pesticides and determine general quality characteristics. These products are the result of efforts by chemists, microbiologists and immunologists. The Company's veterinary instruments are the result of engineering and manufacturing expertise to develop safe, unique and durable metal instruments.

  DIAGNOSTIC TEST KITS

     The Company has developed and markets over 140 separate diagnostic test kits used in food safety, plant diseases, animal health, pharmacologic research and a limited number of products for human clinical use. These tests are generally characterized as immunoassay products that rely on the Company's proprietary antibodies capable of detecting these analytes at the parts per billion levels. All the products are single use and allow customers to conduct tests more rapidly than with older conventional testing methods. The test kits are also less expensive, require less laboratory equipment and less technical capabilities than conventional testing methods.

     Food Safety. Several of the Company's food safety test kits are aimed at the detection of harmful foodborne bacteria. By monitoring for these bacteria, food processors can minimize their potential impact. These tests are marketed under the Company's tradename, Reveal(R). Current tests in this one-step simple format are used to detect the presence of salmonella and E. coli O157:H7. Company scientists are also developing test kits for other harmful bacteria that are expected to be completed during the current fiscal year. Through a marketing agreement with Merck KGaA, the Company also has the distribution rights to the
U. S. food industry for Merck's product, HY-LITE(R), which is used to detect general plant sanitation levels.

     The Company's Veratox(R) and Agri-Screen(R) diagnostic tests are used by the food industry to detect levels of naturally occurring toxins. These products include both qualitative and quantitative tests for aflatoxin, vomitoxin, T-2 toxin, zerealenone, ochratoxin and fumonisin. Other natural toxin tests are being developed to detect toxins of concern in fruits and vegetables.

     The Company's Agri-Screen Ticket(R) test is used by the food industry to detect harmful residues of a large number of plant pesticides.

     Plant Diseases. Marketed under the tradename Alert(R), the Company has several diagnostic tests that are used to detect plant diseases that affect crop production as well as the quality and safety of the ensuing food products. These quick 10 minute tests identify the presence of Pythium, Phytophthora, Rhizoctonia, Xanthamonas and Sclerotina. The kits are used as an early detection device, and as a tool to limit fungicide applications.

     Animal Health. Under the ELISA Technologies(R) tradename, the Company markets over 50 high sensitivity immunoassay tests for drugs of abuse in animals and residues in meat. These include tests for narcotic analgesics, stimulants, depressants, tranquilizers, anesthetics, steroids and diuretics.

     The Company also has developed a test kit for the detection of a proprietary drug used to control internal parasites. This test kit allows poultry producers to monitor for the effective level of this drug as a feed additive. The Company's tests for bacteria and natural toxins are also used by producers to ensure animal health.

     Other Diagnostic Tests. Marketed under the AMPCOR(R) label, the Company has 15 different diagnostic tests used by the human clinical market for the detection of serology disorders and a sexually transmitted disease.

     Sold under its ELISA Technologies tradename, the Company has several products used for the detection of biologically active substances in humans by researchers and pharmaceutical companies for biomedical research purposes. These tests are used to detect cyclic nucleotides, hormones, leukotrienes, prostaglandins and steroids. Under the trademarks K-Blue and K-Gold, the Company sells reagents used by others in diagnostic test kit manufacturing.

     Sales of this class of products accounted for approximately 62%, 63% and 70% of the Company's total revenues for fiscal years 1994, 1995 and 1996, respectively.

  VETERINARY INSTRUMENTS

     Through its wholly-owned subsidiary Ideal Instruments, Inc. ("Ideal"), the Company markets a complete line of veterinary instruments and animal health delivery systems. Ideal offers approximately 250 different products, over half of which are instruments used to deliver animal health products such as antibiotics and vaccines. Most of the remaining instruments are used in obstetrics and surgery. Included among these products is a line of disposable syringes and needles presently custom manufactured and imported by Ideal.

     The veterinary instruments product line is designed to provide better control of animal health products, thereby reducing the likelihood of antibiotic and pharmaceutical residues contaminating meat or milk products. At the same time, the use of quality, high precision delivery instruments helps producers improve efficiency.

     In fiscal years ended May 31, 1994, 1995 and 1996, sales of veterinary instruments as a percentage of total revenues were 37%, 34% and 29%, respectively.

     Please refer to the following table for a summary of the Company's principal products and tradenames available for the various markets.

-----------------------------------------------------------------------------------------------
MARKETS                                PRINCIPAL PRODUCTS                 TRADENAMES
-------------------------------------  ---------------------------------  ---------------------
 Grain, Nut, Spice Processors          Natural Toxins -- Quantitative --  Veratox(R)
                                       6                                  Agri-Screen(R)
                                       Natural Toxins -- Qualitative --   Agri-Screen Ticket(R)
                                       6                                  HY-LITE(R)(1)
                                       Pesticide Test                     Reveal(R)
                                       General Sanitation Test
                                       Bacteria Tests -- 2 bacteria
-----------------------------------------------------------------------------------------------
 Meat, Poultry, Egg Processors         Bacteria Tests -- 2 bacteria       Reveal(R)
                                       Animal Drug Tests -- 5 drugs       Agri-Screen(R)
                                       General Sanitation Test            HY-LITE(R)(1)
-----------------------------------------------------------------------------------------------
 Seafood Processors                    Bacteria Tests -- 2 bacteria       Reveal(R)
                                       Drug Test                          Insight(R)
                                       General Sanitation Test            HY-LITE(R)(1)
                                       Natural Toxin                      Alert(R)
-----------------------------------------------------------------------------------------------
 Animal Producers                      Veterinary Instruments -- 250      Ideal(R)
                                       Feed Additive Test                 Coxistat(R)-Elisa(2)
                                       Mycotoxin Tests -- 6               Agri-Screen(R)
                                       Equine Vaccine                     Bot Tox B(R)
                                       Bacteria Tests -- 2                Reveal(R)
                                       Topical Compounds -- 6             Gold Nugget(R)
                                       Animal Drugs Tests -- 55           ELISA Technologies(R)
-----------------------------------------------------------------------------------------------
 Fruit--Vegetable                      Plant Disease-Qualitative -- 5     Alert(R)
   Producers--Processors               Plant Disease-Quantitative -- 4    Agri-Screen(R)
                                       Bacteria Tests -- 2                Reveal(R)
                                       Pesticide Test                     Agri-Screen Ticket(R)
                                       General Sanitation Test            HY-LITE(R)(1)
-----------------------------------------------------------------------------------------------
 Clinical and Pharmacologics           Biologically Active Substances --  ELISA Technologies(R)
                                       35                                 K-Gold(TM)
                                       Substrate Reagents -- 2            K-Blue Substrate(R)
                                                                          AMPCOR(R)
                                       Serology Tests -- 5                Reveal(R)
                                       Enteric Bacteria -- 2
-----------------------------------------------------------------------------------------------
 Private and Public Laboratories       Natural Toxins -- 6                Veratox(R)
                                       Bacteria Tests -- 2                Reveal(R)
                                       Animal Drug Tests -- 55            ELISA Technologies(R)
                                       Plant Disease -- 5                 Alert(R)
                                       Biologically Active Substances --  ELISA Technologies(R)
                                       35                                 AMPCOR(R)
                                       Serology Tests -- 5
-----------------------------------------------------------------------------------------------

(1) Registered trademark of Merck KGaA

(2) Registered trademark of Pfizer

RESEARCH AND DEVELOPMENT

     The Company maintains a strong commitment to research and development. The Company's product development efforts are focused on the enhancement of existing product lines in development of new products based on the Company's existing technologies. The Company employs 17 individuals in its research and development department, including immunologists, chemists, engineers and microbiologists. Research and development expenditures were approximately $856,000, $1.1 million and $1.2 million, representing 8%, 10% and 10% of total revenues in fiscal 1994, 1995 and 1996, respectively. The Company currently intends to maintain its research and development expenditures at approximately 10% of total revenues.

     The Company has ongoing development projects for new immunoassay diagnostic tests for the food safety and pharmacologics markets, as well as development projects for new and improved veterinary instruments. Current and ongoing research and development projects include:

     U.S. Department of Agriculture Grant. The Company continues to work on a grant from the U.S. Department of Agriculture for the development of a time-temperature test device. This simple device, if perfected, could be used for accurate assessment or monitoring of a fast-food restaurant's cooking process and equipment. Research on this project is expected to continue throughout fiscal 1997. There can be no assurance that this product will ultimately be successfully developed or marketed.

     Collaboration with Academic Institutions. Since its inception, the Company has identified a substantial amount of applied research in its area of interest at universities that has been developed by researchers. The Company has worked with over 45 scientific collaborators associated with 17 academic institutions. The Company utilizes these relationships in three strategic ways: (i) the technology is transferred from the scientist or university to the Company for the completion of development from the precursor findings or laboratory prototypes; (ii) the Company seeks out and contracts with university researchers to aid its own staff in a part of the development activities for products previously identified by the Company; and (iii) new products developed by the Company are tested in laboratories on a widespread geographic basis prior to the products' market release. The Company believes its research strategy has enabled it to produce better products, faster and more cost effectively than if the research, development and testing were done exclusively by Company employees in Company facilities.

     Other Collaboration Efforts. Portions of certain technologies utilized in some products marketed by the Company were acquired from or developed in collaboration with affiliated partnerships, independent scientists, governmental units, universities, and other third parties. The Company has entered into agreements with these parties which provide for the payment of royalties based upon sales of products which utilize the pertinent technology. For fiscal 1994, 1995 and 1996, royalty payments under these agreements amounted to $476,159, $521,690 and $579,045, respectively.

SALES AND MARKETING

     The Company has chosen to organize its sales efforts according to market segments rather than by product or geographic orientation. Management believes that this strategy has been partially responsible for its revenue growth and market share increases. The Company's sales and technical service organizations understand their customers' businesses and are knowledgeable on how the Company's various products can be used within those industries. Close relationships built with these individual customers also help the Company identify new diagnostic test products that can be useful.

     During the fiscal year ended May 31, 1996, the Company had in excess of 1,000 customers for its products. Since many of these customers are distributors, the total number of end users of the Company's products is considerably larger. Sales to international markets in fiscal 1996 accounted for 21% of the Company's consolidated revenues. See Note 9 of the Notes to the Company's Consolidated Financial Statements. No single distributor or customer accounted for more than 10% of the Company's revenues in any of the past three years.

     The Company markets, sells and services its products in more than 70 countries through its own sales force, as well as through distributors in certain geographic areas. Forty-nine people, or approximately 30% of the Company's total employees, are engaged in these sales and marketing activities. The Company operates its sales and distribution organization differently for given markets and products as summarized below:

     Food Diagnostic Products. The Company has separately organized sales forces that focus on the key industries in the food area. This group handles both sales and technical services of the Company's disposable test kits. These products are all sold directly to end-users in the U.S. Sales organizations are maintained for: grain, nut and spices; meat, poultry and eggs; fruits and vegetables; and seafood.

     Veterinary Instruments. The animal health distribution market is well organized in most countries of the world. Consequently, the Company markets virtually all of its veterinary instruments through a network of domestic and international distributors. These distributors typically market pharmaceutical and biological products that are companions to veterinary instruments. The Company has a sales force specifically dedicated to sales of this product line through the distributor channels.

     Clinical And Pharmacologic Biomedical Research. The Company does not anticipate being a major factor in the marketing of products used in the human clinical and pharmaceutical research areas. However, several products are included in the Company's array of diagnostic tests as a result of acquisitions. These products are profitable and synergistic to the Company's other manufacturing activities. A separate sales organization is responsible for this product group and sells through distributors and to large end users.

     International Sales. Virtually all of the Company's sales to customers outside of the U.S. and Canada are through well established distributors who typically market the Company's products as well as other products that are used by the same customer base. The Company's distribution organization is stronger in the South and Central American countries than in Europe or Asia since this geographic area was the Company's first focus. The Company is currently pursuing distribution channels in Europe and Asia to increase sales. The Company does not maintain sales offices outside the U.S.

PROPRIETARY PROTECTION AND APPROVALS

     The Company applies for patents and trademarks whenever appropriate. Since its inception, the Company has acquired and received 20 patents and 24 trademarks, and has several pending patents and trademarks. The patents expire at various times over the next 20 years, beginning in 1997.

     The Company has no material pending litigation as to proprietary rights to its products which poses a significant threat to its operations, and management believes that the Company has adequate protection as to proprietary rights for its products. However, the Company is aware that substantial research in agricultural biotechnology has taken place at universities, governmental agencies and other companies throughout the world and that numerous patent applications have been filed and that numerous patents have been issued. In addition, patent litigation (none involving the Company or its products) currently exists with respect to fundamental agricultural biotechnology and biochemistry. Accordingly, there can be no assurance that the Company's existing patents will be sufficient to protect completely the Company's proprietary rights.

     The Company uses trade secrets as proprietary protection in numerous of its diagnostic products. In many cases, the Company has developed unique antibodies capable of detecting residues in minute levels. The supply of these antibodies, and the proprietary techniques utilized for their development, oftentimes offer better protection than the filing of patents. Such proprietary reagents are kept in secure facilities and stored in more than one location to circumvent their destruction by natural disaster.

     One of the major areas affecting the success of biotechnology development involves the time, costs and uncertainty surrounding regulatory approvals. Currently, the only Company products requiring regulatory approval are Bot Tox-B(R) and serological test kits sold to human clinical laboratories (which were acquired via the Company's acquisition of AMPCOR, Incorporated). On a combined basis, sales for these products amounted to less than 10% of total sales in fiscal year 1996. The Company's strategy is to select products on the fringe of regulatory approval areas which do not require mandatory approval to be marketed.

     The Company does utilize third party validations on many of its disposable test kits as a marketing tool to provide its customers with the proper assurances. These include validation by the Association of Official Analytical Chemists, independently administered third-party, multi-laboratory collaborative studies and approvals by the U.S. Federal Grain Inspection Service and the U.S. Food Safety Inspection Service for use of Company products in their own laboratories.

MANUFACTURING

     The Company manufactures its products in Lansing, Michigan, Lexington, Kentucky, Bridgeport, New Jersey, and Schiller Park, Illinois. There are currently 73 full-time employees assigned to manufacturing in these four locations. All locations generally operate on a one-shift basis, but could be increased to a two-shift basis. The Company believes it could double its current output of its two primary product lines using the current space available with minimal amounts of additional capital equipment.

     The Company's Schiller Park, Illinois facility, which is used primarily to manufacture the Ideal veterinary instruments line, is a complete metal working operation with equipment that allows Ideal to go from raw materials, such as brass rod and tubing, to finished instruments with skin-wrapped merchandisable packaging.

     The Lexington, Kentucky facility is devoted exclusively to the manufacture of pharmacological diagnostic test kits, test kits for drug residues and related products marketed by ELISA Technologies. Proprietary antibodies for some of these diagnostic kits were produced at the University of Kentucky under a license and supply agreement. All other manufacturing operations, including preparation of other reagents, quality assurance and final kit assembly, are performed by ELISA Technologies personnel in the Lexington facilities.

     The Bridgeport, New Jersey facility manufactures all of the Company's one-step diagnostic tests for the detection of microorganisms as well as test kits sold into the human clinical laboratory market. Proprietary monoclonal and polyclonal antibodies are produced as needed in laboratories at the New Jersey operations. Additional laboratory personnel prepare reagents and perform quality assurance functions. Final kit assembly, packaging and shipping are all performed in specific designated areas within the New Jersey facility. The manufacture of the one-step diagnostic tests requires the use of several custom-designed machines which enable manufacturing personnel to achieve high-volume output on a per-hour basis.

     Manufacturing diagnostic tests for natural toxins, pesticides and plant disease diagnostic tests takes place at the Company's corporate headquarters in Lansing, Michigan. Proprietary monoclonal and polyclonal antibodies for the Company's diagnostic kits are produced on a regular schedule in the Company's immunology laboratories in Lansing. Other reagents are similarly prepared by the chemistry group. These component parts are then transferred to another section in the same building, where final kit assembly and quality assurance are conducted, and shipping takes place.

     The Company purchases component parts and raw materials from over 200 suppliers. Though many of these supplies are purchased from a single source in order to achieve the greatest volume discounts, the Company believes it has identified acceptable alternative suppliers for all of its components and raw materials.

     Shipments of diagnostic test kits and veterinary instrument products are generally accomplished within a 48-hour turnaround time. As a result of this quick response time, the Company does not maintain a large backlog of unshipped orders.

COMPETITION

     The Company knows of no competitor that is pursuing its fundamental strategy of developing a full line of products ranging from disposable tests to veterinary instruments for a large number of food safety concerns. However, the Company does have competitors for each of its primary product lines. The Company competes with a large number of companies ranging from very small businesses to divisions of large companies. Many of these firms have substantially greater financial resources than the Company.

     Academic institutions and other public and private research organizations are also conducting research activities and may commercialize products on their own or through joint ventures. The existence of competing products or procedures that may be developed in future years may adversely affect the marketability of the products developed by the Company.

     The Company competes primarily on the basis of ease of use, speed, accuracy, and other similar performance characteristics of its products. The breadth of the Company's product line, the effectiveness of its sales and customer service organizations and pricing are also components in the Company's competitive plan.

GOVERNMENTAL REGULATION

     A significant portion of the Company's products are affected by the regulations of various domestic and foreign government agencies, including the U.S. Department of Agriculture and the U.S. Food and Drug Administration. Though less than 10% of the Company's revenue is currently derived from products requiring government approval prior to sale, a significant portion of its revenue is derived from products used to monitor and detect the presence of residues that are regulated by various government agencies. Furthermore, a significant portion of the Company's growth may be affected by the implementation of new regulations such as the U.S. Food and Drug Administration's final rule, Procedures For The Safe And Sanitary Processing And Importing Of Fish And Fishery Products, and the final rule of the U.S. Department of Agriculture, Pathogen Reduction; Hazard Analysis And Critical Control Point Systems.

EMPLOYEES

     As of August 31, 1996, the Company employed approximately 160 full-time persons. None of the employees are covered by collective bargaining agreements. There have been no work stoppages or slow downs due to labor-related problems. The Company believes that its relationship with its employees is good. All employees having access to proprietary information have executed confidentiality agreements with the Company.

PROPERTIES

     The Company's corporate offices and Michigan-based manufacturing and research facilities are maintained in a 25,000 square foot building located in Lansing, Michigan. This facility was purchased by the Company on land contract in August 1985 and is fully paid for. In fiscal 1996, the Company purchased additional facilities comprising 1,100 square feet within one block of the existing corporate headquarters. The new facility is used for offices to accommodate eight persons employed in sales and marketing functions.

     Veterinary instrument manufacturing operations are housed in a 34,000 square foot building located at 9355 West Byron Street in Schiller Park, Illinois. The Company entered into a seven-year, non-cancelable operating lease for this property effective August 1, 1993. The lease agreement provides for annual lease payments of $100,300 for each of the first two years with annual increases of approximately 3.5% thereafter for the remainder of the lease.

     The ELISA Technologies operations are maintained in 9,000 square feet of leased space on two floors of a three story building located at 628 East Third Street in Lexington, Kentucky. The Company entered into a five-year, non-cancelable operating lease for the space effective July 1, 1993. The lease agreement provides for annual lease payments, including all utilities, of $57,600 for the first year and increasing by $1,200 per year each year thereafter.

     The AMPCOR Diagnostics, Inc. operations are housed in 9,200 square feet of leased space on one floor in a building located at 603 Heron Drive, Bridgeport, New Jersey. The Company entered into a three-year three-month, non-cancelable operating lease for the space effective February 1, 1995. The lease agreement provides for annual lease payments of $37,585 plus additional rent equal to $7,334 per year with the additional rent subject to annual increase based upon actual increases to certain operating expenses.

     Management believes that the Company's operating facilities are suitable for conducting its current and anticipated business.

LEGAL PROCEEDINGS

     Although the Company is a party to ordinary routine litigation incidental to its business, there are no pending material adverse legal proceedings.

INSURANCE

     The Company maintains product liability insurance on all products with a coverage limit of $2 million per occurrence. In addition, the Company also maintains insurance in amounts and types which the Company believes to be customary in its industry.

                                   MANAGEMENT


     The Company's Articles of Incorporation provide for a five to nine member Board of Directors at the discretion of the then existing Board. Directors are elected to one-year terms of office. The executive officers of the Company are elected to serve until removed at the discretion of the Board. The Board of Directors has also named a Scientific Review Council to serve at the pleasure of the Board. The Scientific Review Council meets approximately 6 times annually to review the research progress of the Company and to recommend or approve new research and product development activities of the Company. The following table sets forth certain information with respect to the directors, executive officers and other key individuals of the Company as of the date of the Prospectus.


                                                                                     YEAR JOINED
             NAME                            POSITION WITH THE COMPANY               THE COMPANY
------------------------------   -------------------------------------------------   -----------
Herbert D. Doan(1)(2).........   Chairman, Board of Directors.....................       1984
James L. Herbert..............   President, Chief Executive Officer, Director.....       1982
G. Bruce Papesh(3)............   Secretary, Director..............................       1993
Gordon E. Guyer, Ph.D.(3).....   Director.........................................       1990
Robert M. Book(2).............   Director.........................................       1990
Leonard Heller, Ph.D.(3)......   Director.........................................       1992
Jack C. Parnell(1)............   Director.........................................       1993
Thomas H. Reed(2).............   Director.........................................       1995
Lon M. Bohannon...............   Vice President, Chief Financial Officer,                1985
                                 Director.........................................
Brinton M. Miller, Ph.D.......   Vice President, Scientific Affairs...............       1984
Gerald S. Traynor.............   Vice President...................................       1990
Donald W. Uglow...............   Vice President...................................       1990
Terri A. Juricic..............   Vice President...................................       1992
Martin R. Gould...............   Vice President, AMPCOR Diagnostics, Inc. ........       1994
Sudhakar L. R. Vulimiri.......   Vice President, AMPCOR Diagnostics, Inc. ........       1994
David J. Ledden, Ph.D. .......   Vice President...................................       1994
Edward L. Bradley.............   Vice President...................................       1994
John E. Cantlon, Ph.D. .......   Chairman, Scientific Review Council..............       1990
N. Edward Tolbert, Ph.D. .....   Scientific Review Council........................       1982
Robert Hollingworth, Ph.D. ...   Scientific Review Council........................       1991
Gavin L. Meerdink, DVM........   Scientific Review Council........................       1992
Perry Gehring, Ph.D. .........   Scientific Review Council........................       1994

-------------------------
(1) Member of Compensation Committee
(2) Member of Stock Option Committee
(3) Member of Audit Committee

     There are no family relationships among directors, officers or key individuals. Information concerning the Board of Directors, executive officers and key individuals of the Company follows:

HERBERT D. DOAN, age 73, has been a director of the Company since September 1982 and the Company's Chairman of the Board of Directors since October 1984. Mr. Doan has served as President of the Herbert H. and Grace A. Dow Foundation since February 1996 and is chairman of the Michigan Molecular Institute, a position he has held since 1964. He was formerly President and Chief Executive Officer of Dow Chemical Company. He has been active as an independent venture capitalist for the past five years.

JAMES L. HERBERT, age 56, has been President, Chief Executive Officer, and a director of the Company since he joined the Company in June 1982. He previously held the position of Corporate Vice President of DeKalb Ag Research, a major agricultural genetics and energy company. He has management experience in animal biologics, specialized chemical research, medical instruments, aquaculture, animal nutrition, and poultry and livestock breeding and production.

G. BRUCE PAPESH, age 49, was elected to the Board of Directors in October 1993 and was elected Secretary in October 1994. Mr. Papesh was co-founder of Dart, Papesh & Co., a Lansing, Michigan based investment consulting and financial services firm. He has served as President of Dart, Papesh and Co. Inc., since 1987. Mr. Papesh provides investment services to Dart Financial Corporation which, as trustee of three trusts, owns 8.5% of the Company's Common Stock. Mr. Papesh asserts that he has no investment power over the Company's common stock owned by Dart Financial Corporation and its affiliates. Mr. Papesh also serves on the Board of Directors of Immucor, Inc., a publicly traded immunodiagnostics company that manufactures and market tests, reagents and instruments for the human clinical blood bank industry.



DR. GORDON E. GUYER, age 70, joined the Board of Directors in January 1990. Dr. Guyer recently retired as director for the Michigan Department of Agriculture, a position he held since 1993. Dr. Guyer served as interim President of Michigan State University and was Vice President of Governmental Affairs since 1988. From 1986 to 1988, he was Director of the Department of Natural Resources for the State of Michigan.


ROBERT M. BOOK, age 66, was elected to the Board of Directors in November 1990. Since January 1993, Mr. Book has served as President of AgriVista, Inc. a company that provides agricultural consulting and marketing services. He served as President of the Indiana Institute of Agriculture, Food and Nutrition, from 1983 through 1992. He was formerly Group Vice President of Agriculture Marketing for Elanco Products Company. In January 1992, Mr. Book filed a petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court, Southern District of Indiana, Indianapolis Division. This petition was discharged on February 24, 1994. The Company believes that the filing of this petition has had no effect on Mr. Book's ability to serve as director.

DR. LEONARD E. HELLER, age 51, was elected to the Board of Directors in October 1992. He has been an independent consultant in the area of medical, biomedical, and pharmaceutical information systems since 1993. From 1992 to 1993, he was Secretary, Cabinet for Human Resources for the Commonwealth of Kentucky. From 1986 to 1993 he was part owner of O.J. Packaging Inc., a retail packaging company, and a general partner in Illinois Diversatech, a real estate development partnership located in Manteno, Illinois.

JACK C. PARNELL, age 61, was elected to the Board of Directors in October 1993. Since 1991, he has held the position of Governmental Relations Advisor with the law firm of Kahn, Soares and Conway. In 1989, Mr. Parnell was appointed by President Bush to serve as Deputy Secretary for the U.S. Department of Agriculture. From 1983 to 1989, he served in three different senior governmental positions for the State of California, including Secretary for the California Department of Food and Agriculture from 1987 to 1989. Prior to 1987, Mr. Parnell was a private entrepreneur who owned and operated various businesses including diversified cattle and farming operations. The firm of Kahn, Soares and Conway currently acts as the Company's government relations advisor.

THOMAS H. REED, age 51, was elected to the Board of Directors in October 1995. He currently serves as President and Chief Executive Officer for the Michigan Livestock Exchange where he has worked since 1977. Mr. Reed is a member of the Board of Directors of City Bank, St. Johns, Michigan and is a former chairman of the Michigan State University Board of Trustees.

LON M. BOHANNON, age 43, joined the Company in October 1985 as Vice President of Finance, was promoted to Chief Financial Officer in June 1987, was promoted to Vice President-Administration and Chief Financial Officer in November 1994, and elected to the Board of Directors in October 1996. He is responsible for all areas of accounting, finance, human resources, and investor relations. A CPA, he was Administrative Controller for Federal Forge, Inc., a metal forging and stamping firm, from March 1980 until October 1985, and a member of the public accounting firm of Ernst & Young from June 1975 to March 1980.

DR. BRINTON M. MILLER, age 69, joined the Company in January 1984 as Vice President of Research and Development. He presently serves as the Company's chief scientific officer. Prior to joining the Company, Dr. Miller held numerous research management positions during his 27 years with Merck, Sharp and Dohme Laboratories.

GERALD S. TRAYNOR, age 61, joined the Company in July 1990 as General Manager for Ideal Instruments, Inc. He was promoted to Vice President of Instrument Development and Manufacturing in January 1991 with responsibility for the Company's veterinary instrument and electronic instrument manufacturing operations. He was Vice President of Manufacturing for Martin Yale Industries for three years before joining the Company and had served in the same position with The Hedman Company from 1983-1987. Earlier, he served 16 years in various manufacturing management positions at ITT.

DONALD W. UGLOW, age 55, joined the Company in October 1990 as Vice President of Diagnostic Sales. He is responsible for sales activities for the Company's line of diagnostic products for food safety to the grain, nut and spice, and the fruit and vegetable markets. Prior to joining the Company, he served for four years as Ag Chemical Sales and Marketing Manager for Great Lakes Chemical Company. Prior to his experience at Great Lakes Chemical, he owned and operated a farm implement business and served in sales and marketing management of Ciba-Geigy.

TERRI A. JURICIC, age 31, joined the Company in September 1992 as part of the Company's acquisition of WTT, Incorporated. She currently serves as Vice President and General Manager of the Company's ELISA Technologies division. Ms. Juricic graduated from Miami University in 1986. From 1986 to 1991, she was Controller for Freeze Point Cold Storage Systems and concurrently served in the same capacity for Powercore, Inc. In 1990, she joined WTT, Incorporated as President, the position she held at the time the Company acquired the business.

MARTIN R. GOULD, age 45, joined the Company in August 1994 in connection with the Company's acquisition of AMPCOR, Incorporated. He currently serves as Vice President and General Manager for AMPCOR Diagnostics, Inc. From 1974 to 1986 he served as manager of Research and Development and Production Manager for E.M. Science, a division of Merck and Company. In 1987, he joined AMPCOR, Incorporated, as President, a position he held at the time the Company acquired the business.

SUDHAKAR L. R. VULIMIRI, age 41, joined the Company in August 1994 as part of the Company's acquisition of AMPCOR, Incorporated. His current responsibilities as Vice President of AMPCOR Diagnostics, Inc. include manufacturing, engineering, and product development. From 1983 to 1987 he worked for E.M. Diagnostic Systems, a division of Merck and Company, serving in the positions of research scientist and research engineer. In 1987, he joined AMPCOR, Incorporated as its firm's Executive Vice President.

DR. DAVID J. LEDDEN, age 44, joined the Company in December 1994 as Vice President of Research and Development responsible for overseeing all of the Company's research and development programs at all locations. From 1990 to 1994, Dr. Ledden was Manager of Immunoreagents and Protein Chemistry at Boehringer Mannheim in Indianapolis where he managed a 25 person R & D group. Dr. Ledden has also held R & D management positions at 3M Corporation and the Ames Division of Miles Laboratories. Dr. Ledden received his B.S. and M.S. degrees in Biochemistry from Penn State University and his Ph.D. in Biochemistry from the University of Louisville.

EDWARD L. BRADLEY, age 36, joined the Company in February 1995 as Vice President of Sales and Marketing for AMPCOR Diagnostics, Inc. In June 1996, he also assumed sales and marketing management responsibilities for Ideal Instruments. From 1988 to 1995, Bradley served in several sales and marketing capacities for Mallinckrodt Animal Health, most recently holding the position of National Sales Manager responsible for the company's 40 employees in their Food Animal Products Division. Prior to joining Mallinckrodt, Bradley held several sales and marketing positions for Stauffer Chemical Company.

DR. JOHN E. CANTLON joined the Scientific Review Council in August 1990 and was elected chairman in 1992. He was a member of the faculty of Michigan State University from June 1954 until he retired in 1990. He served as Vice President of Research and Graduate Studies for Michigan State University beginning in 1975.

DR. N. EDWARD TOLBERT has been a member of the Scientific Review Council since February 1984. He has been a professor of biochemistry at Michigan State University since June 1958, is the former president of the Society of Plant Physiology and a member of the National Academy of Sciences.

DR. ROBERT HOLLINGWORTH joined the Scientific Review Council in July 1991. Since 1987, he has served as director of the Pesticide Research Center and professor at Michigan State University. Prior to joining Michigan State University, Dr. Hollingworth was a professor in the Department of Entomology at Purdue University for over 20 years.

DR. GAVIN L. MEERDINK joined the Scientific Review Council in October 1992. Dr. Meerdink has a 20-year career as a diagnostician and toxicologist with special interest in agricultural chemicals and mycotoxins. Since 1989, he has served as Professor and Head of Clinical Toxicology in the College of Veterinary Medicine at the University of Illinois. From 1983 to 1989 he was Chief Diagnostician and Research Scientist at the University of Arizona and he has held associate professorships at Michigan State University and Iowa State University. Early in his career, Dr. Meerdink spent four years in private practice as a Doctor of Veterinary Medicine.

DR. PERRY GEHRING joined the Scientific Review Council in April 1994. Dr. Gehring has served as Vice President for Research and Development of Dow Elanco since 1989. His career has focused primarily on the study of toxicity of chemical substances. In addition to his current position, he has held various senior research and development executive positions for the Dow Chemical Company.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth information regarding beneficial ownership of the Company's Common Stock as of October 11, 1996. Information is included for:
(i) each person or entity known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock prior to this offering; (ii) each of the Company's directors who beneficially own the Company's Common Stock; and
(iii) all directors and officers as a group who beneficially own the Company's Common Stock.


                                                                                  PERCENT      PERCENT OWNED
                                                                     SHARES     OWNED PRIOR        AFTER
                         NAME AND ADDRESS                             OWNED     TO OFFERING     OFFERING(1)
------------------------------------------------------------------   -------    -----------    -------------
Dart Financial Corporation, as trustee of the
Kenneth B. Dart Residual Trust, the Robert C. Dart Residual Trust
and the Thomas J. Dart Residual Trust
c/o First Interstate Bank of Nevada, N.A.
Trust Department
3800 Howard Hughes Parkway, Suite 200
Las Vegas, NV 89190...............................................   389,675         8.5%            6.4%
Herbert D. Doan(2)
P.O. Box 169
Midland, MI 48640.................................................   302,888         6.6%            5.0%
James L. Herbert(2)
Neogen Corporation
620 Lesher Place
Lansing, MI 48912.................................................   271,010         5.9%            4.4%
Gordon E. Guyer, Ph.D(2)
862 Whitman Dr.
East Lansing, MI 48823............................................    17,999           *               *
Robert M. Book(2)
c/o AgriVista
8440 Woodfield Crossing Blvd.
Suite 300
Indianapolis, IN 46240-3400.......................................    15,999           *               *
Leonard E. Heller, Ph.D(2)
260 Mount Tabor Rd. #1
Lexington, KY 40502...............................................    56,766         1.2%              *
G. Bruce Papesh(2)
c/o Dart Papesh and Co., Inc.
501 S. Capital Ave.
Suite 111
Lansing, MI 48933-2331............................................    11,999           *               *
Jack C. Parnell(2)
c/o Kahn, Soares and Conway
1112 "I" Street, Suite 200
Sacramento, CA 95814..............................................    11,999           *               *
Thomas H. Reed(2)
c/o Michigan Livestock Exchange
2651 Coolidge Rd.
East Lansing, MI 48823............................................     1,866           *               *
Lon M. Bohannon(2)
Neogen Corporation
620 Lesher Place
Lansing, MI 48912.................................................    82,837         1.8%            1.4%
All current directors and executive officers as a group (sixteen
persons)(2).......................................................   872,383        18.3%           13.9%


-------------------------
 *  Less than 1%

(1) Assumes that these stockholders do not purchase any shares which are the subject of this offering.

(2) Includes the following shares of Common Stock which directors and executive officers have the right to acquire by exercise of options within 60 days of October 11, 1996; Mr. Doan -- 19,999 shares; Mr. Herbert -- 28,000 shares; Dr. Guyer -- 17,999 shares; Mr. Book -- 15,999 shares; Dr. Heller -- 13,999 shares; Mr. Papesh -- 11,999 shares; Mr. Parnell -- 11,999 shares; Mr. Bohannon -- 9,400 shares; all current directors and executive officers as a group -- 176,860.

                              CERTAIN TRANSACTIONS

     Dr. Leonard E. Heller, a member of the Board of Directors, and Terri A. Juricic, a Vice President of the Company, owned 55% and 20%, respectively, of WTT Incorporated, a Kentucky-based company which sold immunoassay diagnostics for agricultural and research markets. In September 1992, the Company acquired substantially all of the assets of WTT. The purchase price consisted of an initial payment of cash and stock and a secondary payment of stock in October 1993, which resulted in total consideration of approximately $1,120,000. It is estimated that Dr. Heller's share of this transaction, after deducting liabilities of WTT not assumed by the Company, was approximately $313,000 in cash and 42,767 shares of the Company's Common Stock. It is estimated that Ms. Juricic's share of this transaction, after deducting liabilities of WTT not assumed by the Company, was approximately $114,000 in cash and 15,552 shares of the Company's Common Stock.

     Martin R. Gould and Sudhakar L. R. Vulimiri, Vice Presidents of a wholly-owned subsidiary of the Company, owned 32% and 20%, respectively, of AMPCOR, Incorporated, a New Jersey-based company which sold diagnostic test kits to detect microorganisms. In August 1994, the Company acquired substantially all of the assets of AMPCOR, Incorporated. The initial purchase price consisted of a payment of cash, stock, and assumption of certain liabilities which resulted in total consideration of approximately $1,760,600 (See Note 3 of the Notes to the Company's Consolidated Financial Statements). It is estimated that Mr. Gould's share of this transaction, after deducting liabilities of AMPCOR, Incorporated not assumed by the Company, was approximately $104,000 consisting of 17,800 shares of the Company's Common Stock. It is estimated that Mr. Vulimiri's share of this transaction, after deducting liabilities of AMPCOR, Incorporated not assumed by the Company, was approximately $65,000 consisting of 11,000 shares of the Company's Common Stock.

     Jack C. Parnell, a Company director, is a governmental relations advisor to the law firm of Kahn, Soares & Conway. Kahn, Soares & Conway has been retained by the Company to represent it in governmental relations matters. The Company pays Kahn, Soares & Conway a monthly fee of $1,750 for ten hours of consulting. The agreement with Kahn, Soares & Conway is terminable by either party at the end of any month.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 10,000,000 shares of common stock, $.16 par value. The following description of certain matters relating to the capital stock of the Company is a summary and is qualified in its entirety by the provisions of the Company's Articles of Incorporation.

COMMON STOCK


     The Company had 4,599,142 shares issued and outstanding immediately prior to the date of this Prospectus. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of Directors may elect all of the Directors standing for election.


     Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to receive ratably the net assets of the Company available for distribution after the payment of all debts and other liabilities of the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered hereby will be, when issued and paid for, fully paid and nonassessable.

MICHIGAN LEGISLATION/CERTAIN PROVISIONS OF THE MICHIGAN BUSINESS CORPORATION ACT

     The Company is subject to the provisions of Chapter 7A of the Michigan Business Corporation Act ("MBCA") which applies to certain "Business Combinations", defined to include a range of significant transactions such as mergers, substantial sales of assets or securities issuances and liquidation, recapitalization or reorganization plans. In general, Chapter 7A requires, for any Business Combination with an "Interested Shareholder" (generally a beneficial owner of 10% or more of the voting power of the Company's outstanding voting stock), an advisory statement from the Board of Directors, the approval of holders of at least 90% of the outstanding shares of each class of Company voting stock and the approval of two-thirds of the holders of outstanding shares of each such class, excluding those held by the Interested Shareholder, its affiliates and associates. These requirements do not apply, however, where the Interested Shareholder satisfies certain "fair price" form of consideration and procedural requirements specified in the Chapter (including a requirement that the Business Combination not occur within five years of attainment of Interested Shareholder status) or where the Company's Board has approved the transaction specifically, generally or generally by type prior to the Interested Shareholder becoming an Interested Shareholder. Chapter 7A would cease to apply to the Company if its Charter were amended to elect not to be covered by the Chapter, but such an amendment would require the same votes for approval as the Chapter requires for approval of a Business Combination with an Interested Shareholder.

     The Company also is subject to Chapter 7B of the MBCA. Generally, Chapter 7B would divest of all voting rights any shares of the Common Stock acquired in a "Control Share Acquisition", defined, subject to certain exclusions (including an exclusion for a merger or consolidation to which the Company is a party), as any acquisition of issued and outstanding "Control Shares", unless and until a majority of all shares, and of all non-"Interested Shares", approve such voting rights. In general, "Interested Shares" are shares owned or controlled as to voting power by employee-directors of the Company, certain of its officers, the entity making or proposing to make the Control Share Acquisition or its affiliates. "Control Shares" are defined as shares that, when added to those already owned or controlled as to voting power by an entity, would (if not for the Chapter) give the entity voting power in the election of directors of the Company within any of three thresholds: one-fifth, one-third and a majority. If a Control Share Acquisition is approved as required by Chapter 7B, the Chapter would afford special dissenters' rights to Company shareholders thereafter. By an amendment to its Articles of Incorporation or Bylaws electing not to be covered, either the Company's Board of Directors or its shareholders could cause the Chapter to be inapplicable to Control Share Acquisitions occurring hereafter, for as long as such amendment continued in effect. The Board currently has no plans to effect any such amendment, nor is it aware of any other plans or proposals to do so.

     The MBCA also contains certain "anti-greenmail" provisions, intended generally to limit a covered corporation's ability to purchase shares from a 3% or more shareholder at a premium over market price absent some form of prior approval by the corporation's shareholders. These provisions are only triggered, however, where the corporation has a class of securities listed on a national securities exchange. Currently, the Company has no such class of listed stock and no intention of effecting any such listing.

     The foregoing discussion concerning the Common Stock and provisions of the MBCA is qualified in its entirety by reference to pertinent sections of the Company's Articles of Incorporation and to such MBCA provisions, respectively. A copy of the Articles of Incorporation is on file with the Commission as an exhibit to the Registration Statement. See "Additional Information."

     Under Sections 561-571 of the MBCA, directors and officers of a Michigan corporation may be entitled to indemnification by the corporation against judgments, expenses, fines and amounts paid by the director or officer in settlement of claims brought against them by third persons or by or in the right of the corporation if those directors and officers acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation or its shareholders.

     The Company is obligated under its bylaws to indemnify any present or former director, officer or employee of the Company to the fullest extent now or hereafter permitted by law in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding arising out of their past or future service to the Company or a subsidiary, or to another organization at the request of the Company or a subsidiary.

     In addition, the MBCA permits a Michigan corporation to limit the personal liability of directors for breach of their fiduciary duty. The Company's Articles of Incorporation so limit the liability of its directors to the maximum extent permitted by Michigan law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is American Stock Transfer and Trust Company of New York.

                                  UNDERWRITING

     The Underwriters named below have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the aggregate number of shares of Common Stock (assuming the Underwriters' over-allotment option is not exercised) set forth below opposite their respective names.

                                                                                     NUMBER
                                  UNDERWRITERS                                      OF SHARES
---------------------------------------------------------------------------------   ---------
Roney & Co.......................................................................
The Ohio Company.................................................................

                                                                                    ---------
     Total.......................................................................   1,500,000
                                                                                    =========

     The Underwriting Agreement provides that all of the Common Stock being offered, excluding shares covered by the over-allotment option granted to the Underwriters, must be purchased if any are purchased.

     The Company has been advised that the several Underwriters propose to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and may offer to selected dealers at such price
less a concession of not more than $     per share; that the Underwriters may
allow and such dealers may reallow a concession of $     per share on sales to
certain other dealers; and that the public offering price and concessions and reallowances to dealers may be changed by the Underwriters.

     The Company has granted to the Underwriters options to purchase up to an additional 225,000 shares of Common Stock at the public offering price, less the underwriting discounts and commissions, shown on the cover page of this Prospectus, solely to cover over-allotments, if any. The options may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth in the table above bears to the total number of shares of Common Stock offered.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     All of the executive officers and directors of the Company have agreed not to offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of any of the shares of Common Stock during the period of 90 days after the date of this Prospectus without the prior written consent of Roney & Co. and The Ohio Company ("Representatives"). The Company has further agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible into shares of Common Stock (except pursuant to employee and director stock plans or in consideration of acquisitions) for a period of 90 days after the date of this Prospectus without the prior written consent of the Representatives.

     In connection with this offering, the Underwriters and selling group members (if any) may engage in passive market making transactions in the shares of Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specific percentage of the passive market maker's average daily trading volume in the shares of Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the shares of Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Fraser Trebilcock Davis & Foster, P.C., Lansing, Michigan. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Honigman Miller Schwartz and Cohn, Detroit, Michigan.

                                    EXPERTS

     The financial statements included and incorporated by reference in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and incorporated herein by reference, and are included and incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington D.C., a Registration Statement under the Securities Act of 1933 with respect to the Common Stock being offered by this Prospectus. This Prospectus does not contain all of the information contained in the Registration Statement. For further information about the Company and the Common Stock offered, reference is made to the Registration Statement and its exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or any other documents are not necessarily complete. Where the contract or other document is an exhibit to the Registration Statement, each statement is qualified in all respects by the provisions of that agreement.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy information and statements and other information filed by the Company with the Commission can be inspected and copies at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at 7 World Trade Center, Suite 1300, New York, New York. Copies may be obtained, at prescribed rates, by mail from the Public Reference Section of the Commission at its Washington, D.C. address set forth above. The Commission maintains a Web site that contains reports, proxy information and statements, and other information regarding registrants that file electronically with the Commission. The Web site address is http://www.sec.gov. The Company files electronically.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Securities and Exchange Commission are incorporated herein by reference:

          A. The Company's Annual Report on Form 10-KSB for the fiscal year ended May 31, 1996;

          B. The Company's Quarterly Report on Form 10-QSB for the quarter ended August 31, 1996;

          C. The Company's Registration Statement on Form 8-A registering the Common Stock under Section 12(g) of the Exchange Act.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to September 13, 1996 and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to the Investor Relations Department of the Company, 620 Lesher Place, Lansing, Michigan 48912; (517) 372-9200.

                      NEOGEN CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Independent Certified Public Accountants....................................  F-2
Consolidated Balance Sheets as of May 31, 1995, May 31, 1996 and
  August 31, 1996 (Unaudited).........................................................  F-3
Consolidated Statements of Operations for the Years Ended May 31, 1994, May 31, 1995
  and May 31, 1996 and for the Three Months Ended August 31, 1995 (Unaudited) and
  August 31, 1996 (Unaudited).........................................................  F-4
Consolidated Statements of Stockholders' Equity for the Years Ended May 31, 1994, May
  31, 1995 and May 31, 1996 and for the Three Months Ended August 31, 1996
  (Unaudited).........................................................................  F-5
Consolidated Statements of Cash Flows for the Years Ended May 31, 1994, May 31, 1995
  and May 31, 1996 and for the Three Months Ended August 31, 1995 (Unaudited) and
  August 31, 1996 (Unaudited).........................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Neogen Corporation
Lansing, Michigan

     We have audited the accompanying consolidated balance sheets of Neogen Corporation and subsidiaries as of May 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended May 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Neogen Corporation and subsidiaries at May 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1996 in conformity with generally accepted accounting principles.

                                          BDO SEIDMAN, LLP

Troy, Michigan
July 18, 1996

                      NEOGEN CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                             MAY 31,
                                                                    -------------------------   AUGUST 31,
                                                                       1995          1996          1996
                                                                    -----------   -----------   -----------
                                                                                                (UNAUDITED)
                                              ASSETS (Note 4)
Current Assets
  Cash and equivalents............................................  $ 2,237,979   $ 2,183,033   $ 2,389,129
  Accounts receivable, less allowance for doubtful
    accounts of $152,000, $185,000 and $260,000...................    1,681,200     1,643,181     2,127,922
  Inventories (Notes 1 and 2).....................................    3,806,872     3,378,671     3,387,907
  Prepaid expenses and other current assets.......................      355,027       318,882       356,798
                                                                    -----------   -----------   -----------
Total Current Assets..............................................    8,081,078     7,523,767     8,261,756
                                                                    -----------   -----------   -----------
Property and Equipment
  Land and improvements...........................................       22,715        33,882        33,882
  Buildings and improvements......................................      394,551       440,532       446,573
  Machinery and equipment.........................................    2,895,263     3,192,665     3,310,681
  Furniture and fixtures..........................................      363,764       305,139       315,695
                                                                    -----------   -----------   -----------
                                                                      3,676,293     3,972,218     4,106,831
  Less accumulated depreciation...................................    2,363,623     2,590,430     2,677,868
                                                                    -----------   -----------   -----------
Net Property and Equipment........................................    1,312,670     1,381,788     1,428,963
                                                                    -----------   -----------   -----------
Intangible and Other Assets
  Goodwill, net of accumulated amortization of
    $109,441, $210,740 and $236,065 (Note 3)......................    1,513,032     2,034,153     2,061,951
  Other assets, net of accumulated amortization of
    $241,971, $330,810 and $352,019...............................      631,826       591,436       571,373
                                                                    -----------   -----------   -----------
Total Intangible and Other Assets.................................    2,144,858     2,625,589     2,633,324
                                                                    -----------   -----------   -----------
                                                                    $11,538,606   $11,531,144   $12,324,043
                                                                    ===========   ===========   ===========
                                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Notes payable -- banks (Note 4).................................  $ 1,058,946   $ 1,043,946   $ 1,028,946
  Accounts payable................................................      742,652       497,502       651,913
  Accruals
    Compensation and benefits.....................................      338,407       369,788       506,590
    Restructuring charges (Note 2)................................           --       217,794       163,812
    Other.........................................................       65,129        88,878       179,946
  Current maturities of long-term debt (Note 4)...................       87,136        71,147        71,147
                                                                    -----------   -----------   -----------
Total Current Liabilities.........................................    2,292,270     2,289,055     2,602,354
Long-Term Debt, less current maturities (Note 4)..................      351,233       278,918       261,131
Other Long-Term Liabilities.......................................       58,671       105,467       105,467
                                                                    -----------   -----------   -----------
Total Liabilities.................................................    2,702,174     2,673,440     2,968,952
                                                                    -----------   -----------   -----------
Commitments (Notes 6 and 8)
Stockholders' Equity (Note 5)
  Common stock, $.16 par value, shares authorized
    10,000,000; issued and outstanding 4,460,027, 4,559,260
    and 4,598,042.................................................      713,604       729,482       735,687
  Additional paid-in capital......................................   13,592,684    13,841,617    13,932,040
  Retained earnings (deficit).....................................   (5,469,856)   (5,713,395)   (5,312,636)
                                                                    -----------   -----------   -----------
Total Stockholders' Equity........................................    8,836,432     8,857,704     9,355,091
                                                                    -----------   -----------   -----------
                                                                    $11,538,606   $11,531,144   $12,324,043
                                                                    ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                      NEOGEN CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 THREE MONTHS ENDED
                                              YEAR ENDED MAY 31,                     AUGUST 31,
                                    ---------------------------------------   -------------------------
                                       1994          1995          1996          1995          1996
                                    -----------   -----------   -----------   -----------   -----------
                                                                              (UNAUDITED)   (UNAUDITED)
Revenues
  Sales...........................  $10,590,778   $11,368,672   $12,328,103   $ 2,847,579   $ 4,030,363
  Contract revenues...............      144,185       357,583       162,308        78,065         4,560
                                    -----------   -----------   -----------    ----------    ----------
                                     10,734,963    11,726,255    12,490,411     2,925,644     4,034,923
                                    -----------   -----------   -----------    ----------    ----------
Operating Expenses
  Cost of goods sold..............    4,704,315     5,151,957     5,484,524     1,182,238     1,546,190
  Sales and marketing.............    2,834,964     3,284,420     3,538,876       858,554     1,169,641
  General and administrative......    1,417,280     1,523,883     1,773,966       431,297       555,046
  Research and development........      856,107     1,136,003     1,237,643       321,335       348,074
  Restructuring charges (Note
     2)...........................           --            --       695,500            --            --
                                    -----------   -----------   -----------    ----------    ----------
                                      9,812,666    11,096,263    12,730,509     2,793,424     3,618,951
                                    -----------   -----------   -----------    ----------    ----------
Operating Income (Loss)...........      922,297       629,992      (240,098)      132,220       415,972
                                    -----------   -----------   -----------    ----------    ----------
Other Income (Expense)
  Interest income.................       64,563        89,785        75,733        18,391        22,458
  Interest expense................      (33,936)      (99,898)     (153,286)      (36,376)      (30,968)
  Other...........................      (71,120)       83,128        81,312        24,003         5,000
                                    -----------   -----------   -----------    ----------    ----------
                                        (40,493)       73,015         3,759         6,018        (3,510)
                                    -----------   -----------   -----------    ----------    ----------
Income (Loss) Before Taxes On
  Income..........................      881,804       703,007      (236,339)      138,238       412,462
Taxes On Income (Note 7)..........      (26,000)      (24,300)       (7,200)       (7,200)      (11,703)
                                    -----------   -----------   -----------    ----------    ----------
Net Income (Loss).................  $   855,804   $   678,707   $  (243,539)  $   131,038   $   400,759
                                    ===========   ===========   ===========    ==========    ==========
Net Income (Loss) Per Share (Note
  1)..............................         $.19          $.15         $(.05)         $.03          $.08
                                    ===========   ===========   ===========    ==========    ==========

          See accompanying notes to consolidated financial statements.

                      NEOGEN CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                    YEARS ENDED MAY 31, 1994, 1995 AND 1996
               AND THREE MONTHS ENDED AUGUST 31, 1996 (UNAUDITED)

                                                 COMMON STOCK          ADDITIONAL       RETAINED
                                            ----------------------       PAID-IN        EARNINGS
                                             SHARES        AMOUNT        CAPITAL        (DEFICIT)
                                            ---------     --------     -----------     -----------
Balance, June 1, 1993.....................  4,068,294     $650,927     $12,422,915     $(7,004,367)
  Issuance of common shares in connection
     with acquisitions (Note 3)...........    223,160       35,706         622,164              --
  Exercise of options.....................     38,275        6,124          63,736              --
  Net income for the year.................         --           --              --         855,804
                                            ---------     --------     -----------     -----------
Balance, May 31, 1994.....................  4,329,729      692,757      13,108,815      (6,148,563)
  Issuance of common shares in connection
     with acquisitions (Note 3)...........     55,753        8,920         316,080              --
  Exercise of options.....................     34,525        5,524          46,343              --
  Exercise of warrants....................     40,020        6,403         121,446              --
  Net income for the year.................         --           --              --         678,707
                                            ---------     --------     -----------     -----------
Balance, May 31, 1995.....................  4,460,027      713,604      13,592,684      (5,469,856)
  Exercise of options.....................     59,300        9,489         130,332              --
  Exercise of warrants....................     39,933        6,389         118,601              --
  Net loss for the year...................         --           --              --        (243,539)
                                            ---------     --------     -----------     -----------
Balance, May 31, 1996.....................  4,559,260      729,482      13,841,617      (5,713,395)
  Exercise of options (unaudited).........     37,000        5,920          82,119              --
  Exercise of warrants (unaudited)........      1,782          285           8,304              --
  Net income for the period (unaudited)...         --           --              --         400,759
                                            ---------     --------     -----------     -----------
Balance, August 31, 1996 (unaudited)......  4,598,042     $735,687     $13,932,040     $(5,312,636)
                                            =========     ========     ===========     ===========

          See accompanying notes to consolidated financial statements.

                      NEOGEN CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   THREE MONTHS ENDED
                                               YEAR ENDED MAY 31,                      AUGUST 31,
                                     --------------------------------------    --------------------------
                                        1994          1995          1996          1995           1996
                                     ----------    ----------    ----------    -----------    -----------
                                                                               (UNAUDITED)    (UNAUDITED)
Cash Flows From Operating
  Activities
  Net income (loss)................  $  855,804    $  678,707    $ (243,539)   $   131,038    $   400,759
  Adjustments to reconcile net
     income (loss) to net cash
     provided by (used in)
     operating activities
     Depreciation and
       amortization................     354,564       488,590       537,232        131,213        139,202
     Loss (gain) on sale of
       property and equipment......        (334)      (11,121)        2,489             --             --
     Changes in operating assets
       and liabilities
       Accounts receivable.........     (59,140)     (400,322)       38,019       (229,173)      (484,741)
       Inventories.................      70,830      (844,783)      460,838       (129,517)        (9,236)
       Prepaid expenses and other
          current assets...........     (43,600)      (86,571)       45,451        (32,710)       (37,916)
       Accounts payable............     260,951       (72,244)     (245,150)        42,190        154,411
       Accrued liabilities.........     299,083      (229,756)      272,923        (84,472)       173,888
                                     ----------    ----------    ----------     ----------     ----------
Net Cash Provided By (Used In)
  Operating Activities.............   1,738,158      (477,500)      868,263       (171,431)       336,367
                                     ----------    ----------    ----------     ----------     ----------
Cash Flows From Investing
  Activities
  Proceeds from sale of property
     and equipment.................       6,699       161,236         7,863             --             --
  Purchases of property, equipment
     and other assets..............    (189,178)     (551,972)     (412,523)      (189,497)      (140,990)
  Acquisitions of businesses.......     (21,990)     (812,957)     (680,056)      (680,056)       (53,122)
                                     ----------    ----------    ----------     ----------     ----------
Net Cash Used In Investing
  Activities.......................    (204,469)   (1,203,693)   (1,084,716)      (869,553)      (194,112)
                                     ----------    ----------    ----------     ----------     ----------
Cash Flows From Financing
  Activities
  Net borrowing (payments) on notes
     payable -- banks..............    (150,000)      871,945       (15,000)            --        (15,000)
  Proceeds from long-term
     borrowings....................          --        70,000            --             --             --
  Payments on long-term
     borrowings....................    (164,482)     (209,430)      (88,304)       (22,052)       (17,787)
  Net proceeds from issuance of
     common shares.................      69,860       179,716       264,811          6,285         96,628
                                     ----------    ----------    ----------     ----------     ----------
Net Cash Provided By (Used In)
  Financing Activities.............    (244,622)      912,231       161,507        (15,767)        63,841
                                     ----------    ----------    ----------     ----------     ----------
Net Increase (Decrease) in Cash and
  Equivalents......................   1,289,067      (768,962)      (54,946)    (1,056,751)       206,096
Cash and Equivalents, at beginning
  of period........................   1,717,874     3,006,941     2,237,979      2,237,979      2,183,033
                                     ----------    ----------    ----------     ----------     ----------
Cash and Equivalents, at end of
  period...........................  $3,006,941    $2,237,979    $2,183,033    $ 1,181,228    $ 2,389,129
                                     ==========    ==========    ==========    ===========    ===========

          See accompanying notes to consolidated financial statements.

                      NEOGEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (INFORMATION WITH RESPECT TO THE THREE MONTHS
                  ENDED AUGUST 31, 1995 AND 1996 IS UNAUDITED)

1. SUMMARY OF ACCOUNTING POLICIES

  Nature of Operations

     Neogen Corporation and subsidiaries (the Company) develop, manufacture, and sell products to control residues and improve quality for the agriculture, pharmacologics, food and environmental industries. The Company's products are currently used for animal health applications, food and environmental testing, and in medical research.

  Basis of Consolidation

     The consolidated financial statements include the accounts of Neogen Corporation, Ideal Instruments, Inc. (Ideal), AMPCOR Diagnostics, Inc. (AMPCOR) and several majority owned companies which are general partners for research limited partnerships. The investments in partnerships are not significant to the consolidated financial statements.

     All significant intercompany accounts and transactions have been eliminated in consolidation.

  Use of Estimates

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from these estimates.

  Concentrations of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company attempts to minimize credit risk by reviewing all customers' credit history before extending credit and by monitoring customers' credit exposure on a continuing basis. The Company establishes an allowance for possible losses on accounts receivable based upon factors surrounding the credit risk of specific customers, historical trends and other information.

  Fair Values of Financial Instruments

     The carrying amounts of cash and equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items.

     The carrying amounts of the notes payable and long-term debt issued pursuant to the Company's bank credit agreements approximate fair value because the interest rates on these instruments change with market rates.

  Cash Equivalents

     Cash equivalents are short-term, highly liquid investments consisting of primarily money market funds, certificates of deposit and commercial paper.

                      NEOGEN CORPORATION AND SUBSIDIARIES

                 (INFORMATION WITH RESPECT TO THE THREE MONTHS
                  ENDED AUGUST 31, 1995 AND 1996 IS UNAUDITED)

  Inventories

     Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market. The components of inventories are as follows:

                                                          MAY 31,              AUGUST 31,
                                                 -------------------------     ----------
                                                    1995           1996           1996
                                                 ----------     ----------     ----------
        Raw material.........................    $1,624,271     $1,468,316     $1,366,068
        Work-in-process......................       778,831        889,110        837,490
        Finished goods.......................     1,403,770      1,021,245      1,184,349
                                                 ----------     ----------     ----------
                                                 $3,806,872     $3,378,671     $3,387,907
                                                 ==========     ==========     ==========

  Property and Equipment

     Property and equipment is stated at cost. Expenditures for major improvements are capitalized while repairs and maintenance are charged to expense. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets, generally twenty to thirty-one years for buildings and improvements and three to ten years for furniture, machinery and equipment. Depreciation expense was $258,644, $336,204 and $320,869 for the years ended May 31, 1994, 1995 and 1996, and $92,234 and $96,384 for the three months ended August 31, 1995 and 1996, respectively.

  Intangible Assets

     Goodwill represents the excess of acquisition costs over the estimated fair value of net assets acquired. Goodwill is amortized on a straight-line basis over periods ranging from fifteen to twenty-five years. The Company reviews goodwill for impairment based upon undiscounted cash flows over the remaining lives of the goodwill. If necessary, impairment will be measured based on the difference between undiscounted future cash flows and the net book value of the related goodwill.

     Other intangible assets, consisting primarily of covenants not to compete, licenses and patents, are recorded at fair value at the date of acquisition. These intangible assets are amortized on a straight-line basis over periods ranging from five to seventeen years.

  Revenue Recognition

     The Company recognizes product sales at the time of shipment. Contract revenues are recognized as services are performed using the percentage of completion method and/or upon achievement of certain levels of performance as specified in the contracts.

  Net Income (Loss) Per Share

     Net income (loss) per share amounts are computed based on the weighted average number of common shares outstanding, adjusted to reflect the assumed exercise of outstanding stock options and warrants, to the extent these items had a dilutive effect on the computations. Shares used in the computation were 4,520,743, 4,674,792 and 4,513,817 for the years ended May 31, 1994, 1995 and
1996, and 4,695,271 and 4,770,283 for the three months ended August 31, 1995 and 1996, respectively.

                      NEOGEN CORPORATION AND SUBSIDIARIES

                 (INFORMATION WITH RESPECT TO THE THREE MONTHS
                  ENDED AUGUST 31, 1995 AND 1996 IS UNAUDITED)

  Recent Accounting Pronouncements

     The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets Being Disposed Of," which provides guidance on how and when impairment losses are recognized on long-lived assets. This statement was adopted June 1, 1996 and did not have a material impact on the Company.

     The FASB has issued SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes a fair value based method of accounting for stock-based compensation plans. This statement provides a choice to either adopt the fair value based method of accounting or continue to apply APB Opinion No. 25, which would require only disclosure of the proforma net income and earnings per share, determined as if the fair value based method had been applied. The Company adopted this statement June 1, 1996 and continues to apply APB Opinion No. 25.

  Unaudited Interim Financial Information

     The unaudited interim consolidated financial statements for the three months ended August 31, 1995 and 1996 include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of operations for the periods presented. The interim period results are not necessarily indicative of the results of operations for a full fiscal year.

2. RESTRUCTURING CHARGES

     In May 1996, the Company recorded charges of $695,500 related to a restructuring program for certain of its operations. The restructuring charges include $437,700 related to inventory valuation adjustments and writedowns to exit its electronic instruments operations, $205,300 related to veterinary instrument sales group reorganization and $52,500 of other costs. The restructuring program resulted in liabilities of $217,794 at May 31, 1996. The majority of these liabilities are expected to be paid or settled during the 1997 fiscal year.

3. ACQUISITIONS

     Effective June 15, 1995, Neogen acquired certain assets of International Diagnostic Systems Corp. (IDS) of St. Joseph, Michigan. The acquisition was accounted for by the purchase method and all acquired assets, consisting of inventory and technology for 35 different diagnostic tests used to detect drugs of abuse in animals, were moved to the Company's ELISA Technologies division in Lexington, Kentucky.

     The purchase price consisted of initial consideration of approximately $680,000 paid in cash at closing resulting in goodwill of approximately $622,000. The Company made a second and final cash payment of approximately $53,000 in July 1996 based upon sales performance for the twelve month period ended June 14, 1996.

     Proforma results of operations are not presented as the effect of the IDS acquisition was not material to the consolidated results of operations of the Company for the year ended May 31, 1996.

     On August 17, 1994, Neogen Corporation, through its wholly-owned subsidiary AMPCOR Diagnostics, Inc., acquired substantially all of the assets of AMPCOR, Inc., a New Jersey-based company that develops and manufactures diagnostic test kits to detect the presence of harmful microorganisms.

     The initial purchase price for the assets of AMPCOR was $1,760,610, which consisted of $702,957 paid in cash, assumption of liabilities totaling $732,653, and issuance of 55,753 shares of Neogen restricted

                      NEOGEN CORPORATION AND SUBSIDIARIES

                 (INFORMATION WITH RESPECT TO THE THREE MONTHS
                  ENDED AUGUST 31, 1995 AND 1996 IS UNAUDITED)

common stock valued at $325,000. In addition, Neogen incurred $110,000 of acquisition costs and organization expense in connection with this asset purchase.

     The acquisition was effective August 1, 1994, and has been accounted for using the purchase method of accounting. Accordingly, the results of operations of AMPCOR have been included with those of Neogen for periods beginning August 1, 1994. The excess acquisition cost over the fair value of the acquired net assets approximated $730,000.

     The purchase agreement provided for the payment of additional consideration, contingent upon the sales and profit performance of AMPCOR for two consecutive twelve month periods ending July 31, 1995 and 1996. The Company did not pay any additional consideration on the basis of AMPCOR's performance for the first twelve month period ended July 31, 1995. Management expects any second year payment to be minimal.

     Effective October 1, 1993, Neogen acquired substantially all of the assets of Enzytec, Incorporated of Kansas City, Missouri. Enzytec marketed rapid diagnostic screening tests for the detection of insecticide residues in food and the environment. The acquisition was accounted for by the purchase method and the results of operations have been included in the accompanying consolidated financial statements from the date of the acquisition. All the acquired assets were moved to Neogen's headquarters in Lansing, Michigan.

     The initial purchase price of $226,000 consisted of $21,000 paid in cash, issuance of 74,626 shares of Neogen common stock, and issuance of warrants to purchase 50,374 shares of Neogen common stock after October 31, 1994 at an exercise price of $4.82 per share. The purchase price in excess of the fair value of the acquired net assets was $197,922.

     During fiscal 1994, the Company issued 148,534 shares of its common stock as final consideration for acquisitions made in prior years.

4. NOTES PAYABLE AND LONG-TERM DEBT

     The Company and its subsidiaries have available lines-of-credit and borrowing arrangements with banks totalling $2,500,000. At May 31, 1995 and 1996 and August 31, 1996, there were $1,058,946, $1,043,946 and $1,028,946, respectively, of borrowings outstanding. These borrowings bear interest at .75% over the prime rate (9.00% at August 31, 1996), and are collateralized by substantially all assets of the Company and its subsidiaries.

     Long-term debt consisted of the following:

                                                                                AUGUST
                                                            MAY 31,              31,
                                                     ---------------------     --------
                                                       1995         1996         1996
                                                     --------     --------     --------
        Term note payable to bank..................  $352,380     $295,236     $280,950
        Installment note payable...................    70,000       54,829       51,328
        Other notes and contracts payable..........    15,989           --           --
                                                      -------      -------      -------
                                                      438,369      350,065      332,278
        Less current maturities....................    87,136       71,147       71,147
                                                      -------      -------      -------
        Total Long-Term Debt.......................  $351,233     $278,918     $261,131
                                                      =======      =======      =======

     The term note is payable in eighty-four monthly installments of $4,762 plus interest at .75% over the prime rate (9.00% at August 31, 1996), and is collateralized by substantially all the assets of Neogen and AMPCOR.

                      NEOGEN CORPORATION AND SUBSIDIARIES

                 (INFORMATION WITH RESPECT TO THE THREE MONTHS
                  ENDED AUGUST 31, 1995 AND 1996 IS UNAUDITED)

     The installment note is payable in sixty monthly installments of $1,167 plus interest at .75% over prime rate (9.00% at August 31, 1996) and is collateralized by substantially all the assets of AMPCOR.

     The terms of certain financing agreements contain, among other provisions, the requirements to meet certain financial ratios and levels of working capital and tangible net worth, and restrict the payment of dividends.

     Maturities of long-term debt at May 31, are: 1997 - $71,147;
1998 - $71,148; 1999 - $71,148; 2000 - $69,961; 2001 - $57,144; and
2002 - $9,517.

5. STOCK OPTIONS AND STOCK WARRANTS

     The Company has a Stock Option Plan (the Plan) under which qualified and non-qualified options to purchase shares of common stock may be granted to eligible directors, members of the Scientific Review Council, officers, or employees of the Company at an exercise price of not less than the fair market value of the stock on the date of grant. The Plan was adopted in 1987, and the number of shares authorized for issuance under this Plan is 1,059,375. Options have been granted with three to five year vesting schedules. At August 31, 1996, 99,866 shares were available for future grants under the Plan.

     The following table summarizes option activity for the years ended May 31, 1994, 1995 and 1996 and the three months ended August 31, 1996:

                                                                                 OPTION
                                                                  SHARES          PRICE
                                                                  -------     -------------
    Outstanding options at June 1, 1993 (110,379 exercisable)...  249,400     $ .32 to 3.25
         Options granted during the year........................  124,000      2.44 to 6.63
         Options exercised during the year......................  (38,275)      .32 to 2.88
         Options expired or cancelled during the year...........  (12,000)     2.50 to 3.25
                                                                  -------     -------------
    Outstanding options at May 31, 1994 (108,234 exercisable)...  323,125       .32 to 6.63
         Options granted during the year........................  119,000      6.63 to 9.25
         Options exercised during the year......................  (34,525)      .32 to 2.50
         Options expired or cancelled during the year...........   (3,000)     2.25 to 7.25
                                                                  -------     -------------
    Outstanding options at May 31, 1995 (140,472 exercisable)...  404,600      1.38 to 9.25
         Options granted during the year........................   99,500      6.50 to 7.13
         Options exercised during the year......................  (59,300)     1.38 to 6.50
         Options expired or cancelled during the year...........   (2,000)             8.00
                                                                  -------     -------------
    Outstanding options at May 31, 1996 (172,156 exercisable)...  442,800     $1.88 to 9.25
         Options granted during the period......................  101,000              7.50
         Options exercised during the period....................  (37,000)     2.25 to 7.25
         Options expired or cancelled during the period.........   (4,600)     3.25 to 7.25
                                                                  -------     -------------
    Outstanding options at August 31, 1996 (196,556
      exercisable)..............................................  502,200     $1.88 to 9.25
                                                                  =======     =============

                      NEOGEN CORPORATION AND SUBSIDIARIES

                 (INFORMATION WITH RESPECT TO THE THREE MONTHS
                  ENDED AUGUST 31, 1995 AND 1996 IS UNAUDITED)

     The following table summarizes warrant activity for the years ended May 31, 1994, 1995 and 1996 and the three months ended August 31, 1996. All warrants are exercisable for unregistered common stock of the Company and expire between 1997 and 1999.

                                                                                 WARRANT
                                                                  SHARES          PRICE
                                                                  -------     -------------
    Outstanding warrants at June 1, 1993........................  109,953     $2.63 to 3.90
         Warrants granted during the year (Note 3)..............   50,374              4.82
                                                                  -------     -------------
    Outstanding warrants at May 31, 1994........................  160,327      2.63 to 4.82
         Warrants exercised during the year.....................  (40,020)             3.90
                                                                  -------     -------------
    Outstanding warrants at May 31, 1995........................  120,307      2.63 to 4.82
         Warrants exercised during the year.....................  (39,933)             3.13
                                                                  -------     -------------
    Outstanding warrants at May 31, 1996........................   80,374     $2.63 to 4.82
         Warrants exercised during the period...................   (1,782)             4.82
                                                                  -------     -------------
    Outstanding warrants at August 31, 1996.....................   78,592     $2.63 to 4.82
                                                                  =======     =============

6. COMMITMENTS

     The Company has agreements with related research limited partnerships and third parties which provide for the payment of royalties on the sale of certain products. Royalty expense, primarily to related research limited partnerships, under the terms of these agreements for the years ended May 31, 1994, 1995 and 1996 was $476,159, $521,690 and $579,045, respectively. Royalty expense was $153,781 and $240,533 for the three months ended August 31, 1995 and 1996, respectively.

     The Company leases office and manufacturing facilities under noncancelable operating leases. Rent expense for the years ended May 31, 1994, 1995 and 1996 was $149,000, $202,000 and $221,000, respectively. Rent expense was $42,000 and $57,000 for the three months ended August 31, 1995 and 1996, respectively. Future minimum rental payments at May 31, for these leases are as follows:
1997 - $211,000; 1998 - $201,000; 1999 - $119,000; 2000 - $118,000; and
2001 - $30,000.

7. TAXES ON INCOME

     Income taxes are calculated using the liability method specified by SFAS No. 109 "Accounting for Income Taxes."

     As of May 31, 1996, the Company has net operating loss carryforwards of approximately $4,400,000 for income tax purposes which expire between 2002 and 2008. Due to changes in ownership of the Company, utilization of $2,017,000 of the tax net operating loss carryforward is limited to approximately $730,000 per year. The remaining $2,383,000 may be utilized without limitation. In addition, the Company has approximately $250,000 of tax credit carryforwards, the majority of which expire between 1998 and 2010. Approximately $21,000 of the tax credit carryforwards have no expiration.

     Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                      NEOGEN CORPORATION AND SUBSIDIARIES

                 (INFORMATION WITH RESPECT TO THE THREE MONTHS
                  ENDED AUGUST 31, 1995 AND 1996 IS UNAUDITED)

                                                                          MAY 31,
                                                                ---------------------------
                                                                   1995            1996
                                                                -----------     -----------
    Deferred Tax Liabilities:
      Depreciation and amortization...........................  $    43,000     $    57,000
      Losses of affiliated partnerships.......................       45,000          47,000
                                                                -----------     -----------
    Total Deferred Tax Liabilities............................       88,000         104,000
                                                                -----------     -----------
    Deferred Tax Assets:
      Net operating loss carryforwards........................    1,594,000       1,496,000
      Tax credit carryforwards................................      204,000         250,000
      Inventory reserves......................................       83,000         216,000
      Other...................................................      120,000         140,000
                                                                -----------     -----------
                                                                  2,001,000       2,102,000
    Valuation Allowance for Deferred Tax Assets                  (1,913,000)     (1,998,000)
                                                                -----------     -----------
    Net Deferred Tax Assets...................................       88,000         104,000
                                                                -----------     -----------
    Net Deferred Tax..........................................  $        --     $        --
                                                                ===========     ===========

     SFAS No. 109 requires that a valuation allowance be recorded against tax assets which are not likely to be realized. The Company's carryforwards expire at specific future dates and utilization of certain carryforwards is limited to specific amounts each year. Due to the uncertain nature of their ultimate realization based upon past performance and the difficulty predicting future results, the Company has established a full valuation allowance against these carryforward benefits and is recognizing the benefits only as reassessment demonstrates they are realizable. The need for this valuation allowance is subject to periodic review. If the allowance is reduced, the tax benefits of the carryforwards will be recorded in future operations as a reduction of the Company's income tax expense.

     The reconciliation of income taxes computed at the U.S. federal statutory tax rates to income tax expense is as follows:

                                                                YEAR ENDED MAY 31,
                                                       ------------------------------------
                                                         1994          1995          1996
                                                       ---------     ---------     --------
    Tax at U.S. statutory rates......................  $ 300,000     $ 239,000     $(80,000)
      Adjustment of valuation allowance..............   (310,000)     (221,000)      85,000
      Alternative minimum tax........................     20,000         8,000        2,000
      State income taxes, net of tax effect..........      4,000        14,000        4,800
      Other..........................................     12,000       (15,700)      (4,600)
                                                         -------       -------      -------
                                                       $  26,000     $  24,300     $  7,200
                                                         =======       =======      =======

8. DEFINED CONTRIBUTION BENEFIT PLAN

     The Company maintains a defined contribution 401(k) benefit plan covering substantially all employees. Employees are permitted to defer up to 15% of compensation, with the Company matching 40% (20% for fiscal 1994) of the first 5% deferred. The Company's expense under this plan was $18,573, $38,722 and $45,402 for the years ended May 31, 1994, 1995 and 1996, and $9,395 and $12,575 for the three months ended August 31, 1995 and 1996, respectively.

                      NEOGEN CORPORATION AND SUBSIDIARIES

                 (INFORMATION WITH RESPECT TO THE THREE MONTHS
                  ENDED AUGUST 31, 1995 AND 1996 IS UNAUDITED)

9. INDUSTRY SEGMENT INFORMATION

     The Company has two industry segments through which it conducts its business - diagnostic products and veterinary instruments. The diagnostic products segment includes test kits to detect harmful, natural toxins, pesticides, and microorganisms. These products also include test kits for the detection of drugs of abuse in race horses, test kits used in research by universities and pharmaceutical companies, and test kits to detect plant diseases in ornamental plants, turf grasses, and horticulture crops. In addition, this segment includes electronic instruments which are primarily used to monitor environmental conditions and predict the onset of diseases or emergence of insects. In May 1996, the Company decided to exit its electronic instruments operations (Note 2).

     The veterinary instrument segment includes veterinary instruments to provide more precise and accurate delivery of animal health products.

     The following table summarizes Neogen's industry segment information:

                                                                  YEAR ENDED MAY 31,
                                                      -------------------------------------------
                                                         1994            1995            1996
                                                      -----------     -----------     -----------
Revenues
  Diagnostic products
     Sales of products............................    $ 6,660,039     $ 7,329,962     $ 8,758,920
     Other revenues...............................        144,185         357,583         162,308
                                                       ----------      ----------      ----------
                                                        6,804,224       7,687,545       8,921,228
  Veterinary instruments..........................      3,930,739       4,038,710       3,569,183
                                                       ----------      ----------      ----------
                                                      $10,734,963     $11,726,255     $12,490,411
                                                       ==========      ==========      ==========
Operating Income (Loss)
  Diagnostic products.............................    $   785,775     $   553,925     $    23,876
  Veterinary instruments..........................        136,522          76,067        (263,974)
                                                       ----------      ----------      ----------
                                                      $   922,297     $   629,992     $  (240,098)
                                                       ==========      ==========      ==========
Identifiable Assets
  Diagnostic products.............................    $ 3,953,017     $ 7,185,958     $ 7,202,571
  Veterinary instruments..........................      2,710,417       3,106,950       2,771,532
  Corporate.......................................      2,469,910       1,245,698       1,557,041
                                                       ----------      ----------      ----------
                                                      $ 9,133,344     $11,538,606     $11,531,144
                                                       ==========      ==========      ==========
Depreciation and Amortization Expense
  Diagnostic products.............................    $   193,820     $   307,840     $   437,030
  Veterinary instruments..........................        160,744         180,750         100,202
                                                       ----------      ----------      ----------
                                                      $   354,564     $   488,590     $   537,232
                                                       ==========      ==========      ==========
Capital Expenditures
  Diagnostic products.............................    $    52,971     $   314,334     $   274,496
  Veterinary instruments..........................        136,207         237,638         138,027
                                                       ----------      ----------      ----------
                                                      $   189,178     $   551,972     $   412,523
                                                       ==========      ==========      ==========

                      NEOGEN CORPORATION AND SUBSIDIARIES

                 (INFORMATION WITH RESPECT TO THE THREE MONTHS
                  ENDED AUGUST 31, 1995 AND 1996 IS UNAUDITED)

     Neogen has no significant foreign operations. Export sales amounted to $2,232,907 or 21% of consolidated sales in fiscal 1994, $2,851,780 or 25% of consolidated sales in fiscal 1995 and $2,580,128 or 21% of consolidated sales in fiscal 1996. These sales were derived primarily in the geographic areas of South and Latin America, Canada, Europe, and the Far East. No export sales to any single geographic area exceeded 10% of consolidated sales.

10. SUPPLEMENTAL CASH FLOW INFORMATION

                                                                               THREE MONTHS ENDED
                                             YEAR ENDED MAY 31,                    AUGUST 31,
                                      --------------------------------         -------------------
                                       1994        1995         1996            1995        1996
                                      -------     -------     --------         -------     -------
Cash Paid During the Period For
  Interest........................    $27,489     $90,823     $153,212         $36,627     $38,455
  Taxes on income.................     11,295      30,777       14,000              --          --

----------------------------------------------------------------
-------------------------------------

                                             The Company markets diagnostic
                                             tests for the detection of drug
                                             residues in both food animals and
                                             racing animals under the trade name
                   [Photo 4]                 ELISA Technologies(R).

Special delivery                              [Photo 5]
instruments
made by the Company's
subsidiary, Ideal
Instruments,
are used by animal
producers
to more precisely deliver
health products and thereby
help reduce drug residues
in meat and milk.

                      [Photo 6]                  The Company's phytophthora test
                                                 kit detects the presence of
                                                 harmful fungal diseases that
                                                 affect crop production and the
                                                 quality of the resulting fruits
                                                 and vegetables.

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary....................     3
Risk Factors..........................     5
Capitalization........................     7
Use of Proceeds.......................     7
Price Range of Common Stock...........     8
Dividend Policy.......................     8
Selected Consolidated Financial
  Data................................     9
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    10
Business..............................    14
Management............................    27
Principal Shareholders................    31
Certain Transactions..................    32
Description of Capital Stock..........    33
Underwriting..........................    35
Legal Matters.........................    36
Experts...............................    36
Additional Information................    36
Available Information.................    36
Incorporation of Certain Documents by
  Reference...........................    37
Index to Consolidated Financial
  Statements..........................   F-1

                            ------------------------

     UNTIL                     , 1996 (25 DAYS AFTER
THE EFFECTIVE DATE OF THE OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITER AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                                1,500,000 SHARES

                                  NEOGEN LOGO

                                  COMMON STOCK
                          ---------------------------
                                   PROSPECTUS
                          ---------------------------
                         (RONEY & COMPANY LOGO)/----

                                THE OHIO COMPANY

                                               , 1996

------------------------------------------------------
------------------------------------------------------

                                    PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses payable by the Company in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions are estimated to be as follows:


        Registration Fee...................................................   $  4,870
        National Association of Securities Dealer's Filing fee.............      1,912
        Nasdaq, Inc. Listing Fee...........................................     17,500
        Printing and Engraving.............................................     50,000
        Legal Fees and Expenses............................................     35,000
        Blue Sky Fees and Expenses.........................................     10,000
        Transfer Agent's Fees and Expenses.................................      3,500
        Accountant's Fees and Expenses.....................................     30,000
        Miscellaneous......................................................     17,218
                                                                              --------
             Total.........................................................   $170,000
                                                                              ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Neogen's Bylaws permit indemnification of officers and directors to the fullest extent allowed by law. Under Michigan's Business Corporation Act, a corporation may indemnify its officers and directors against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by the officer or director by virtue of his position as an officer or director of the corporation in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, other than an action by or in the right of the corporation. To be eligible for indemnification, the officer or director must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action or proceeding, the officer or director must have had no reasonable cause to believe his conduct was unlawful. Indemnification for expenses if the officer or director is successful on the merits in defending the action is mandatory. In other situations, the corporation must determine eligibility based on one of five alternative methods established in the statute. A court may order indemnification if it determines that the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances, even if the statutory eligibility standards are not otherwise met.

ITEM 16. EXHIBITS.

     The following exhibits are separately bound, except those incorporated by reference to an earlier filing with the Commission.

Exhibit 1       Proposed form of Underwriting Agreement.*
Exhibit 3(i)    Articles of Incorporation, as restated.
Exhibit 3(ii)   Bylaws, as amended -- Incorporated by reference to exhibit 3(b)(1) filed with Registrant's Annual Report on Form 10-KSB for the year ended May 31,
                1996.
Exhibit 5       Opinion of Fraser Trebilcock Davis & Foster, P.C.*
Exhibit 10(a)   Neogen Amended and Restated Incentive Stock Option Plan II and Sample
                Individual Investment Stock Option Agreement -- Incorporated by reference to exhibit 10(l)(3) filed with Registrant's Annual Report on Form 10-KSB for the year ended May 31, 1996.
Exhibit 10(b)   Neogen Corporation/Merck KGaA Distribution Agreement.*
Exhibit 10(c)   Neogen Corporation/International Diagnostics Systems Corporation Asset
                Purchase Agreement dated June 27, 1995 -- Incorporated by reference to exhibit 10(m) filed with the Registrant's Annual Report on Form 10-KSB for the year ended May 31, 1995.
Exhibit 10(d)   Neogen Corporation AMPCOR, Incorporated Asset Purchase Agreement dated
                August 1, 1994 -- Incorporated by reference to exhibit 10(q) filed with the
                Registrant's Annual Report on Form 10-KSB for the year ended May 31, 1995.
Exhibit 10(e)   Neogen Corporation/Enzytec, Incorporated Asset Purchase Agreement dated
                October 1, 1993 -- Incorporated by reference to exhibit 10(k) filed with the
                Registrant's Annual Report on Form 10-KSB for the year ended May 31, 1994.
Exhibit 10(f)   Neogen Corporation/United States Department of Agriculture License Agreement
                dated June 29, 1994.
Exhibit 10(g)   Neogen Corporation/United States Department of Agriculture SBIR Phase II
                Grant Award dated November 30, 1993 -- Incorporated by reference to exhibit
                10(j)(6)filed with the Registrant's Annual Report on Form 10-KSB for the year ended May 31, 1995.
Exhibit 10(h)   Neogen Corporation/United States Department of Agriculture Grants --
                Incorporated by reference to exhibits 10(c) and (e) filed with the
                Registrant's Annual Report on Form 10-KSB for the year ended May 31, 1995.
Exhibit 10(i)   Ideal Instruments, Inc. Lease Agreement for 9355 West Byron Street, Schiller
                Park, Illinois, dated June 29, 1993 -- Incorporated by reference to exhibit
                10(f)(5) filed with the Registrant's Annual Report on Form 10-KSB for the year ended May 31, 1994.
Exhibit 10(j)   Neogen Corporation/ELISA Technologies Division Lease Agreement for space at
                628 East Third Street, Lexington, Kentucky, dated May 19, 1993 --
                Incorporated by reference to exhibit 10(m)(5) filed with the Registrant's
                Annual Report on Form 10-KSB for the year ended May 31, 1995.
Exhibit 10(k)   AMPCOR Diagnostics, Inc. Lease Agreement for space at 603 Huron Drive,
                Bridgeport, New Jersey, dated as of January 26, 1995.
Exhibit 10(l)   Neogen Corporation/Kahn, Soares and Conway Contract.
Exhibit 10(m)   NBD Bank Loan Documents -- Incorporated by reference to exhibit 10(s) filed with the Registrant's Annual Report on Form 10-KSB for the year ended May
                31, 1995.
Exhibit 10(n)   Comerica Bank Loan Documents -- Incorporated by reference to exhibit 10(t)
                filed with the Registrant's Annual Report on Form 10-KSB for the year ended
                May 31, 1995.
Exhibit 10(o)   NBD Bank Amendment dated September 11, 1996.
Exhibit 10(p)   Comerica Bank Amendments dated August 29, 1995 and September 12, 1996.

Exhibit 10(q)   Neogen Research Limited Partnership II, First Amended and Restated
                Partnership Agreement dated December 30, 1985 -- Incorporated by reference to exhibit 10(g)(1) filed with the Registrant's Annual Report on Form 10-KSB for the year ended May 31, 1996.
Exhibit 10(r)   Neogen Corporation/Agri-Sales Associates Marketing Agency Agreement dated
                May 10, 1994 -- Incorporated by reference to exhibit 10(o)(5) filed with the
                Registrant's Annual Report on Form 10-KSB for the year ended May 31, 1996.
Exhibit 10(s)   Amendment to the Neogen Corporation/Agri-Sales Associates Marketing Agency
                Agreement dated June 25, 1995 -- Incorporated by reference to exhibit
                10(p)(6) filed with the Registrant's Annual Report on Form 10-KSB for the year ended May 31, 1996.
Exhibit 11      Statement regarding computation of per-share earnings -- Incorporated by reference to exhibit (11) filed with the Registrant's Quarterly Report on
                Form 10-QSB for the three month period ended August 31, 1996.
Exhibit 21      List of Subsidiaries -- Incorporated by reference to exhibit 21 filed with the Registrant's Annual Report on Form 10-KSB for the year ended May 31,
                1996.
Exhibit 23(a)   Consent of Fraser Trebilcock Davis & Foster, P.C. (furnished as part of counsel's opinion)*
Exhibit 23(b)   Consent of BDO Seidman, LLP
Exhibit 23(c)   Consent of Lon M. Bohannon.
Exhibit 24      Power of Attorney.
Exhibit 27      Financial Data Schedule -- Incorporated by reference to exhibit (27) filed with the Registrant's Quarterly Report on Form 10-QSB for the three month period ended August 31, 1996.

-------------------------

* Filed with this Amendment No. 1.

ITEM 17 UNDERTAKINGS.

     The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lansing, State of Michigan, on October 18, 1996.


                                          NEOGEN CORPORATION

                                          By: /s/ JAMES L. HERBERT, JR.
                                            ------------------------------------
                                            James L. Herbert, Jr.,
                                            President and Chief Executive
                                              Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


              SIGNATURE                                TITLE                         DATE
-------------------------------------   ------------------------------------   -----------------
      /s/ JAMES L. HERBERT, JR.         President, Chief Executive Officer      October 18, 1996
-------------------------------------   and Director (Principal Executive
        James L. Herbert, Jr.           Officer)

         /s/ LON M. BOHANNON            Vice President and Chief Financial      October 18, 1996
-------------------------------------   Officer (Principal Financial and
           Lon M. Bohannon              Accounting Officer)

                  *                     Chairman, Board of Directors            October 18, 1996
-------------------------------------
           Herbert D. Doan

                  *                     Director                                October 18, 1996
-------------------------------------
        Roland M. Hendrickson

                  *                     Director                                October 18, 1996
-------------------------------------
           Robert M. Book

                  *                     Director                                October 18, 1996
-------------------------------------
           Jack C. Parnell

                  *                     Secretary and Director                  October 18, 1996
-------------------------------------
           G. Bruce Papesh

                  *                     Director                                October 18, 1996
-------------------------------------
         Dr. Gordon E. Guyer

                  *                     Director                                October 18, 1996
-------------------------------------
        Dr. Leonard E. Heller

                  *                     Director                                October 18, 1996
-------------------------------------
           Thomas H. Reed

By: /s/ JAMES L. HERBERT, JR.                                                   October 18, 1996
    ---------------------------------
    James L. Herbert, Jr.
    Attorney-in-Fact

                                                                   EXHIBIT INDEX

                               NEOGEN CORPORATION

    EXHIBIT                                                                              PAGE
    NUMBER                                   DESCRIPTION                                NUMBER
--------------- ---------------------------------------------------------------------   ------
Exhibit 1       Proposed form of Underwriting Agreement.*
Exhibit 3(i)    Articles of Incorporation, as restated.
Exhibit 3(ii)   Bylaws, as amended -- Incorporated by reference to exhibit 3(b)(1)
                filed with Registrant's Annual Report on Form 10-KSB for the year ended May 31, 1996.
Exhibit 5       Opinion of Fraser Trebilcock Davis & Foster, P.C.*
Exhibit 10(a)   Neogen Amended and Restated Incentive Stock Option Plan II and Sample
                Individual Investment Stock Option Agreement -- Incorporated by
                reference to exhibit 10(l)(3) filed with Registrant's Annual Report on Form 10-KSB for the year ended May 31, 1996.
Exhibit 10(b)   Neogen Corporation/Merck KGaA Distribution Agreement.*
Exhibit 10(c)   Neogen Corporation/International Diagnostics Systems Corporation
                Asset Purchase Agreement dated June 27, 1995 -- Incorporated by reference to exhibit 10(m) filed with the Registrant's Annual Report on Form 10-KSB for the year ended May 31, 1995.
Exhibit 10(d)   Neogen Corporation AMPCOR, Incorporated Asset Purchase Agreement
                dated August 1, 1994 -- Incorporated by reference to exhibit 10(q)
                filed with the Registrant's Annual Report on Form 10-KSB for the year ended May 31, 1995.
Exhibit 10(e)   Neogen Corporation/Enzytec, Incorporated Asset Purchase Agreement
                dated October 1, 1993 -- Incorporated by reference to exhibit 10(k)
                filed with the Registrant's Annual Report on Form 10-KSB for the year ended May 31, 1994.
Exhibit 10(f)   Neogen Corporation/United States Department of Agriculture License
                Agreement dated June 29, 1994.
Exhibit 10(g)   Neogen Corporation/United States Department of Agriculture SBIR Phase
                II Grant Award dated November 30, 1993 -- Incorporated by reference to exhibit 10(j)(6)filed with the Registrant's Annual Report on Form
                10-KSB for the year ended May 31, 1995.
Exhibit 10(h)   Neogen Corporation/United States Department of Agriculture Grants --
                Incorporated by reference to exhibits 10(c) and (e) filed with the
                Registrant's Annual Report on Form 10-KSB for the year ended May 31,
                1995.
Exhibit 10(i)   Ideal Instruments, Inc. Lease Agreement for 9355 West Byron Street,
                Schiller Park, Illinois, dated June 29, 1993 -- Incorporated by reference to exhibit 10(f)(5) filed with the Registrant's Annual
                Report on Form 10-KSB for the year ended May 31, 1994.
Exhibit 10(j)   Neogen Corporation/ELISA Technologies Division Lease Agreement for
                space at 628 East Third Street, Lexington, Kentucky, dated May 19,
                1993 -- Incorporated by reference to exhibit 10(m)(5) filed with the
                Registrant's Annual Report on Form 10-KSB for the year ended May 31,
                1995.
Exhibit 10(k)   AMPCOR Diagnostics, Inc. Lease Agreement for space at 603 Huron
                Drive, Bridgeport, New Jersey, dated as of January 26, 1995.
Exhibit 10(l)   Neogen Corporation/Kahn, Soares and Conway Contract.

    EXHIBIT                                                                              PAGE
    NUMBER                                   DESCRIPTION                                NUMBER
--------------- ---------------------------------------------------------------------   ------
Exhibit 10(m)   NBD Bank Loan Documents -- Incorporated by reference to exhibit 10(s)
                filed with the Registrant's Annual Report on Form 10-KSB for the year ended May 31, 1995.
Exhibit 10(n)   Comerica Bank Loan Documents -- Incorporated by reference to exhibit
                10(t) filed with the Registrant's Annual Report on Form 10-KSB for the year ended May 31, 1995.
Exhibit 10(o)   NBD Bank Amendment dated September 11, 1996.
Exhibit 10(p)   Comerica Bank Amendments dated August 29, 1995 and September 12,
                1996.
Exhibit 10(q)   Neogen Research Limited Partnership II, First Amended and Restated
                Partnership Agreement dated December 30, 1985 -- Incorporated by reference to exhibit 10(g)(1) filed with the Registrant's Annual
                Report on Form 10-KSB for the year ended May 31, 1996.
Exhibit 10(r)   Neogen Corporation/Agri-Sales Associates Marketing Agency Agreement
                dated May 10, 1994 -- Incorporated by reference to exhibit 10(o)(5)
                filed with the Registrant's Annual Report on Form 10-KSB for the year ended May 31, 1996.
Exhibit 10(s)   Amendment to the Neogen Corporation/Agri-Sales Associates Marketing
                Agency Agreement dated June 25, 1995 -- Incorporated by reference to exhibit 10(p)(6) filed with the Registrant's Annual Report on Form
                10-KSB for the year ended May 31, 1996.
Exhibit 11      Statement regarding computation of per-share earnings -- Incorporated by reference to exhibit (11) filed with the Registrant's Quarterly
                Report on Form 10-QSB for the three month period ended August 31,
                1996.
Exhibit 21      List of Subsidiaries -- Incorporated by reference to exhibit 21 filed with the Registrant's Annual Report on Form 10-KSB for the year ended
                May 31, 1996.
Exhibit 23(a)   Consent of Fraser Trebilcock Davis & Foster, P.C. (furnished as part of counsel's opinion)*
Exhibit 23(b)   Consent of BDO Seidman, LLP
Exhibit 23(c)   Consent of Lon M. Bohannon.
Exhibit 24      Power of Attorney.
Exhibit 27      Financial Data Schedule -- Incorporated by reference to exhibit (27)
                filed with the Registrant's Quarterly Report on Form 10-QSB for the
                three month period ended August 31, 1996.

-------------------------

* Filed with this Amendment No. 1.